Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

GLAXOSMITHKLINE PLC,

ADRIATIC ACQUISITION CORPORATION

and

TESARO, INC.

Dated as of December 3, 2018

i

Section 9.12.	Interpretation	70

Annexes
Annex I	Conditions to the Offer
Annex II	Certificate of Incorporation
Annex III	Bylaws

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	6.3(b)
Acceptance Time	1.1(a)(ii)
Acquisition Proposal	6.3(g)(i)
Affiliate	4.7(a)(iv)
Agreement	Preamble
Alternative Acquisition Agreement	6.3(d)
Antitrust Laws	6.6(b)
Balance Sheet	4.6(f)
Bankruptcy and Equity Exception	4.4(a)
beneficial owner	6.3(g)(ii)
Book-Entry Share	3.4(b)
Business Day	1.1(a)(i)
Bylaws	4.2
Capitalization Date	4.3(b)
Capped Call Transactions	4.3(c)
Certificate	3.4(b)
Certificate of Incorporation	4.2
Certificate of Merger	2.2
Change of Board Recommendation	6.3(d)
Change of Control Payment	4.7(a)(iii)
Closing	2.2
Code	3.6
Company	Preamble
Company Board	Recitals
Company Board Recommendation	4.4(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article IV
Company Equity Awards	3.2(a)(i)
Company Equity Plan	3.2(a)
Company Equity Plans	3.2(a)
Company Plan	4.13(a)
Company Product	4.7(a)(iii)
Company Regulatory Agency	4.10(a)
Company Securities	4.3(d)
Company Stock Option	3.2(a)(i)

v

Compensation Action	6.8
Confidentiality Agreement	1.3
Contingent Worker	4.14(b)
Contract	4.5(a)
controlled	4.7(a)(iv)
Convertible Notes	4.3(b)
Copyrights	4.9(h)(i)
Current Employees	6.4(a)
Current Purchase Period	3.2(c)
Determination Notice	6.3(g)(iii)
DGCL	Recitals
Dissenting Shares	3.3(a)
Early ESPP Exercise Date	3.2(c)
Effective Time	2.2
EMA	4.10(b)
Environment	4.17(c)
Environmental Laws	4.17(c)
Environmental Permits	4.17(c)
ERISA	4.13(a)
ERISA Affiliate	4.13(a)
ESPP	3.2(a)(i)
Exchange Act	1.1(a)(i)
Expiration Date	1.1(a)(i)
FCPA	4.10(i)
FDA	4.10(a)
FDCA	4.10(e)
Filed Company SEC Documents	Article IV
Financial Advisor	4.20
Financial Statements	4.6(b)
Foreign Benefit Plans	4.13(a)
Good Clinical Practices	4.10(e)
Good Laboratory Practices	4.10(e)
Good Manufacturing Practices	4.10(f)
Governmental Entity	4.5(b)
Health Laws	4.10(k)
HSR Act	4.5(b)
Indemnified Party	6.5(b)
Indenture	4.3(b)

Initial Expiration Date	1.1(a)(i)
Insurance Policy	4.15
Intellectual Property	4.9(h)(i)
Intervening Event	6.3(g)(iv)
IP Contracts	4.9(h)(ii)
IRS	4.13(b)
Judgment	4.12
Knowledge of the Company	4.6(d)
Law	4.5(a)
Leased Real Property	4.8(a)(iii)(A)
Liens	4.3(e)
Loan Agreement	6.9(d)
Material Adverse Effect	4.1
Material Contract	4.7(a)
Materials of Environmental Concern	4.17(c)
Merger	Recitals
Merger Consideration	3.1(a)
Minimum Tender Condition	Annex I 1(a)
NAICS	4.24
Nasdaq	1.1(a)(ii)
Notice Period	6.3(g)(v)
OECD Convention	4.10(i)
Offer	Recitals
Offer Conditions	1.1(a)(i)
Offer Documents	1.1(b)
Offer Price	Recitals
Outside Date	8.2(b)
Owned Intellectual Property	4.9(h)(iii)
Parent	Preamble
Parent Material Adverse Effect	5.1
Party	Preamble
Patents	4.9(h)(i)
Paying Agent	3.4(a)
Permits	4.10(a)
Permitted Liens	4.8(a)(i)
Person	3.4(c)
Preferred Stock	4.3(a)
Proceeding	4.12

Program	4.10(h)
Prohibited Payment	4.10(i)
Purchaser	Preamble
Registered Intellectual Property	4.9(a)
Release	4.17(c)
Remedial Action	4.17(c)
Representative	5.11(a)
Sarbanes-Oxley Act	4.6(a)
Schedule 14D-9	1.2
Schedule TO	1.1(b)
SEC	1.1(a)(ii)
SEC Reports	4.6(a)
Securities Act	4.6(a)
Share	Recitals
Shares	Recitals
Site	4.17(c)
Stockholder List Date	1.3
Stockholder Litigation	6.14
Subsidiary	4.3(e)
Subsidiary Securities	4.3(e)
Superior Proposal	6.3(g)(vi)
Surviving Corporation	2.1
Tax	4.16(k)
Tax Return	4.16(k)
Tax Sharing Agreements	4.16(k)
Tender and Support Agreements	Recitals
Trademarks	4.9(h)(i)
Trustee	4.3(b)
UK Bribery Act	4.10(i)
WARN	4.14(a)
Willful Breach	8.5(a)

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of December 3, 2018 (this “Agreement”), among GlaxoSmithKline plc, a public limited company organized under the laws of England and Wales (“Parent”), Adriatic Acquisition Corporation, a Delaware corporation and an indirect wholly-owned Subsidiary of Parent (“Purchaser”), and TESARO, Inc., a Delaware corporation (the “Company”).  Parent, Purchaser and the Company are each sometimes referred to herein as a “Party,” and, collectively, as the “Parties.”

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Purchaser has agreed to commence a tender offer (as it may be amended from time to time in accordance with the terms of this Agreement, the “Offer”) to purchase all of the issued and outstanding shares (each, a “Share” and, collectively, “Shares”) of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), for $75.00 per Share (such amount or, if the Offer is amended in accordance with the terms of this Agreement and a different amount per Share is paid pursuant to the Offer, such different amount, the “Offer Price”), net to the holder in cash, without interest, subject to any withholding Taxes required by applicable Law;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Purchaser shall merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each Share that is not validly tendered and irrevocably accepted for purchase pursuant to the Offer, except as provided in this Agreement, will be converted into the right to receive the Merger Consideration, net to the seller in cash, without interest, subject to any withholding Taxes required by applicable Law;

WHEREAS, Parent, Purchaser and the Company acknowledge and agree that the Merger shall be governed and effected under Section 251(h) of the DGCL and, subject to the terms of this Agreement, effected as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) approved, declared advisable and adopted this Agreement and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer;

WHEREAS, the boards of directors of each of Parent and Purchaser have duly authorized, approved and adopted the execution, delivery and performance by each of Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby, including the Offer and the Merger, and the board of directors of Purchaser has declared this Agreement and the transactions contemplated hereby advisable;

WHEREAS, Parent shall cause the sole stockholder of Purchaser to approve this Agreement immediately following its execution; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent’s and Purchaser’s willingness to enter into this Agreement, certain stockholders are executing and delivering Tender and Support Agreements in favor of Parent and Purchaser, dated as of the date hereof (the “Tender and Support Agreements”), pursuant to which such stockholders, among other things, have agreed, subject to the terms and conditions of such Tender and Support Agreement, to tender all Shares beneficially owned by them to Purchaser in the Offer.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE I
THE OFFER

Section 1.1.                                 The Offer.

(a)                                 (i)                                     Subject to the terms and conditions of this Agreement and provided that (x) this Agreement has not been terminated in accordance with ARTICLE VIII and (y) the Company is prepared (in accordance with Section 1.2) to file the Schedule 14D-9 on the same date as Purchaser commences the Offer, Purchaser shall, as promptly as practicable after the date hereof (but in no event later than the tenth (10th) day on which the principal offices of the SEC in Washington, D.C. are open to accept filings or, in the case of determining a date when any payment is due, any day (other than Saturday or Sunday) on which banks are open in New York, New York (any such day, a “Business Day”) following the date hereof), commence (within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer at the Offer Price.  The obligation of Purchaser to accept for payment and to pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver (to the extent permitted hereunder) of those conditions set forth in Annex I (the “Offer Conditions”).  Unless extended in accordance with Section 1.1(a)(ii), the Offer will expire at one (1) minute after 11:59 p.m. Eastern Time on the twentieth (20th) Business Day (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) following (and including the day of) the commencement of the Offer (the “Initial Expiration Date”) or, if the Offer has been extended in accordance with Section 1.1(a)(ii), at the time and date to which the Offer has been so extended (the Initial Expiration Date, and/or such later time and date to which the Offer has been extended in accordance with Section 1.1(a)(ii), the “Expiration Date”).  Purchaser expressly reserves the right at any time or from time to time, in its sole discretion, to waive, in whole or in part, any Offer Condition or modify or amend the terms of the Offer, including the Offer Price, except that, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price or change the form of the consideration payable in the Offer, (B) decrease the number of Shares sought pursuant to the Offer, (C) amend or waive the Minimum Tender Condition, (D) add to the conditions set forth on Annex I, (E) modify the conditions set forth on Annex I in a manner adverse to the holders of Shares, (F) extend the Expiration Date of the Offer except as required or permitted by Section

1.1(a)(ii), or (G) make any other change in the terms or conditions of the Offer that is adverse to the holders of Shares.

(ii)                                              Subject to the terms and conditions of this Agreement and the Offer, and to the satisfaction or waiver (to the extent permitted hereunder) by Purchaser of the Offer Conditions as of any scheduled Expiration Date, Purchaser shall accept for purchase and pay for all Shares validly tendered and not validly withdrawn pursuant to the Offer, as promptly as practicable after such scheduled Expiration Date (the date and time of acceptance for payment, the “Acceptance Time”).  Purchaser shall not permit holders of Shares to tender Shares in the Offer pursuant to guaranteed delivery procedures.  Purchaser shall (A) extend the Offer for one (1) or more periods of time of up to ten (10) Business Days (or for such longer period as may be agreed to by Parent and the Company) per extension if, at any scheduled Expiration Date, any Offer Condition (other than the Minimum Tender Condition) is not satisfied and has not been waived (to the extent permitted hereunder) and (B) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”), the staff thereof, or The NASDAQ Stock Market LLC (“Nasdaq”) applicable to the Offer; provided that Purchaser is not required to, and Purchaser shall not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date. In addition, if, at the otherwise scheduled Expiration Date, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, Purchaser shall extend the Offer for two (2) consecutive increments of not less than ten (10) Business Days each (or for such shorter period as may be agreed to by Parent and the Company); provided, however, that Purchaser shall not be permitted to extend the Offer pursuant to this sentence on more than two (2) occasions; provided, further, that Purchaser shall not be required to, and Purchaser shall not, under any circumstances, without the prior written consent of the Company, extend the Offer beyond the Outside Date.

(iii)                                           The Company shall register (and shall instruct its transfer agent to register) the transfer of the Shares accepted for payment by Purchaser effective immediately after the Acceptance Time.

(b)                                 On the date of commencement of the Offer, Parent and Purchaser shall file or cause to be filed with the SEC a Tender Offer Statement on Schedule TO (collectively with all amendments and supplements thereto, the “Schedule TO”) with respect to the Offer that includes as exhibits the offer to purchase and related letter of transmittal and summary advertisement and other ancillary Offer documents and instruments pursuant to which the Offer will be made (collectively with any supplements or amendments thereto, the “Offer Documents”) and shall disseminate the Offer Documents to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.  The Company shall furnish promptly to Parent and Purchaser all information reasonably requested by Parent and Purchaser concerning the Company and required by the applicable federal securities Laws to be set forth in the Offer Documents.  Parent and Purchaser shall afford the Company a reasonable opportunity to review and comment on the Offer Documents (it being understood that the Company shall provide any comments thereon as soon as reasonably practicable, which comments, if any, may be provided by email) prior to their filing with the SEC.  Except from and after a Change of Board Recommendation, Parent and Purchaser shall (i) promptly provide the Company and its counsel with a copy of any written comments (and a description of any oral comments) received by Parent, Purchaser or their counsel from the SEC or its staff with respect to the Offer Documents, (ii) consult with the Company regarding any such comments prior to responding thereto and (iii) promptly provide the Company with copies of any responses to any such comments.  Parent and Purchaser shall take all steps necessary to cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable federal securities Laws.  Each of Parent, Purchaser and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that it has become aware that such information has become false or misleading in any material respect, and include any information the absence of which renders the included information misleading in any material respect.  Parent and Purchaser shall take all steps necessary to cause the Offer Documents as so corrected to be promptly filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

(c)                                  Parent shall provide or cause to be provided to Purchaser on a timely basis the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer.

(d)                                 Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company, except if this Agreement is terminated pursuant to ARTICLE VIII.  If this Agreement is terminated pursuant to ARTICLE VIII, Purchaser shall terminate the Offer promptly (and in any event within twenty-four (24) hours of such termination of this Agreement pursuant to ARTICLE VIII), and Purchaser shall not acquire any Shares pursuant to the Offer.  If the Offer is terminated by Purchaser, or if this Agreement is terminated pursuant to ARTICLE VIII prior to the acquisition of Shares in the Offer, Purchaser shall promptly (and in any event within two (2) Business Days of such termination) return, and shall cause any depositary or other agent acting on behalf of Purchaser to return, in accordance with applicable federal securities Laws, all Shares tendered into the Offer to the registered holders thereof.

(e)                                  The (i) Offer Price and (ii) Merger Consideration will be adjusted appropriately to reflect any reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange, or readjustment of shares, or any stock dividend or stock distribution occurring (or for which a record date is established) after the date hereof and prior to (A) the payment by Purchaser for Shares validly tendered and not validly withdrawn in connection with the Offer (with respect to the Offer Price) or (B) the Effective Time (with respect to the Merger Consideration); provided, however, that this sentence shall not be construed to permit the Company to take any action with respect to its securities that is prohibited by this Agreement.

Section 1.2.                                 Company Actions; Schedule 14D-9.  As promptly as practicable after the filing of the Offer Documents on the date such documents are filed, but not before the tenth (10th) Business Day after the date hereof without the Company’s consent, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 (together with all amendments and supplements thereto, the “Schedule 14D-9”) containing, subject to Section 6.3, the Company Board Recommendation.  At the time the Company first files the Schedule 14D-9 with the SEC, the Company shall include in the Schedule 14D-9 the information required by

Section 262(d)(2) of the DGCL such that the Schedule 14D-9 constitutes a notice of appraisal rights under Section 262(d)(2) of the DGCL.  The Company shall establish the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL; provided that such record date will not be more than ten (10) calendar days prior to the date that the Schedule 14D-9 is first mailed.  The Company hereby consents to the inclusion of the Company Board Recommendation in the Offer Documents and, absent a Change of Board Recommendation, to the inclusion of a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares.  Parent and Purchaser shall, absent a Change of Board Recommendation, disseminate a copy of the Schedule 14D-9 with the Offer Documents mailed or furnished to the holders of Shares.  Parent and Purchaser shall furnish promptly to the Company all information concerning Parent and Purchaser reasonably requested by the Company and required by applicable federal securities Laws to be set forth in the Schedule 14D-9.  Except with respect to any amendments filed in connection with or after a Change of Board Recommendation or in connection with or after any disclosures made in compliance with Section 6.3, Parent and Purchaser shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 (it being understood that Parent shall provide any comments thereon as soon as reasonably practicable which comments, if any, may be provided by email) prior to its filing with the SEC.  The Company shall (i) promptly provide Parent, Purchaser and their counsel with a copy of any written comments (or a description of any oral comments) received by the Company or its counsel from the SEC or its staff with respect to the Schedule 14D-9, (ii) consult with Parent and Purchaser regarding any such comments prior to responding thereto and (iii) promptly provide Parent and Purchaser with copies of any responses to any such comments, in each case, except with respect to comments in connection with or after a Change of Board Recommendation or in connection with or after any disclosures made in compliance with Section 6.3.  Each of the Company, Parent and Purchaser shall promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it has become aware that such information has become false or misleading in any material respect, and include any information the absence of which renders the included information misleading in any material respect.  The Company shall take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and disseminated to holders of Shares, in each case, as and to the extent required by applicable federal securities Laws.

Section 1.3.                                 Stockholder Lists.  In connection with the Offer, the Company shall cause its transfer agent to promptly furnish Parent and Purchaser with mailing labels, security position listings and computer files containing the names and addresses of the record holders of the Shares as of the most recent practicable date preceding the date on which the Offer is commenced (such date, the “Stockholder List Date”), and the Company shall furnish or cause to be furnished to Parent and Purchaser such information and assistance (including periodic updates of such information and all other information in the Company’s possession or control regarding the beneficial owners of the Shares as may be reasonably requested by Parent or Purchaser) as Parent or Purchaser or their agents may reasonably request for the purpose of communicating the Offer to the record and beneficial holders of the Shares.  Except for such actions as are reasonably necessary to disseminate the Offer Documents, each of Parent and Purchaser shall hold and use all information and documents provided to it under this Section 1.3 in accordance with the letter agreement regarding confidentiality, by and between Parent and the Company, dated August 8, 2018, as amended on August 18, 2018 (the “Confidentiality Agreement”).

ARTICLE II
THE MERGER

Section 2.1.                                 The Merger.  Upon the terms and subject to the conditions of this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, Purchaser shall be merged with and into the Company.  As a result of the Merger, the separate corporate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger (the “Surviving Corporation”).

Section 2.2.                                 Closing; Effective Time.  Subject to the provisions of this Agreement and pursuant to the DGCL (including Section 251(h) of the DGCL), the closing of the Merger (the “Closing”) will take place at the offices of Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts, as soon as practicable following consummation (as defined in Section 251(h) of the DGCL) of the Offer, but in no event later than the first (1st) Business Day, after the satisfaction or waiver of the conditions set forth in ARTICLE VII (excluding conditions that, by their terms, cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions at the Closing), or at such other place or on such other date as Parent and the Company may mutually agree.  At the Closing, the Parties shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the date and time of the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, or such later time as is specified in the Certificate of Merger and agreed to by Purchaser and the Company, being hereinafter referred to as the “Effective Time”), and shall make all other filings or recordings required under the DGCL in connection with the Merger.

Section 2.3.                                 Effects of the Merger.  The Merger will have the effects set forth herein and in the DGCL.

Section 2.4.                                 Certificate of Incorporation; Bylaws.

(a)                                 At the Effective Time, the certificate of incorporation of the Company, by virtue of the Merger, will be amended and restated in its entirety to read in the form of Annex II, and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with its terms and as provided by applicable Law.

(b)                                 At the Effective Time, and without any further action on the part of the Company or Purchaser, the bylaws of the Company will be amended and restated in their entirety so as to read in the form of Annex III, and as so amended, will be the bylaws of the Surviving Corporation until thereafter amended in accordance with their terms and as provided by applicable Law.

Section 2.5.                                 Directors and Officers.  The directors of Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser immediately prior to the Effective Time will be the initial officers of the Surviving Corporation, in each case, until the earlier of his or her death, resignation or removal, or until his or her successor is duly elected and qualified.  The Company shall use commercially reasonable efforts to cause each director of the Company immediately prior to the Effective Time to execute and deliver a letter effectuating his or her resignation as a member of the Company Board at the Effective Time, to be effective as of the Effective Time.

Section 2.6.                                 Merger Without a Vote of Stockholders.  The Merger will be governed by, and effected under, Section 251(h) of the DGCL.  The Parties shall take all necessary and appropriate action to cause the Merger to become, and the Merger shall become, effective as soon as practicable following the consummation (as defined in Section 251(h) of the DGCL) of the Offer without a vote of the holders of the Shares in accordance with Section 251(h) of the DGCL.

ARTICLE III
EFFECT OF THE MERGER ON THE CAPITAL STOCK
OF THE CONSTITUENT CORPORATIONS

Section 3.1.                                 Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser, the Company or the holders of any of the following securities, the following will occur:

(a)                                 each Share issued and outstanding immediately prior to the Effective Time (other than any Shares described in Section 3.1(b) and any Dissenting Shares) will be converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”), payable net to the holder in cash, without interest, subject to any withholding Taxes required by applicable Law.  As of the Effective Time, all Shares will no longer be outstanding and will cease to exist, and each holder of any such Shares will cease to have any rights with respect thereto, except, other than in the case of any Shares described in Section 3.1(b) and any Dissenting Shares, the right to receive the Merger Consideration in accordance with Section 3.4, without interest, subject to any withholding Taxes required by applicable Law;

(b)                                 each Share held in the treasury of the Company or owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company and each Share owned by Parent, Purchaser or any direct or indirect wholly-owned Subsidiary of Parent or Purchaser immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration shall be delivered or deliverable in exchange therefor;

(c)                                  each share of common stock of Purchaser issued and outstanding immediately prior to the Effective Time will be converted into one (1) fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation; and

(d)                                 each Dissenting Share immediately prior to the Effective Time will be cancelled and will cease to exist, and no consideration shall be delivered or deliverable in exchange therefor, and Dissenting Shares will thereafter only represent the right to receive payment pursuant to Section 262 of the DGCL and as described in Section 3.3.

Section 3.2.                                 Treatment of Equity Awards.

(a)                                 The Company Board (or, if appropriate, a committee administering a

Company equity incentive plan, inducement award program or other similar plan, program or arrangement under which equity awards or equity-based rights are outstanding (the “Company Equity Plans” and each such plan or program, a “Company Equity Plan”)) has adopted, or, as soon as practicable following the date hereof (and, in any event, prior to the Effective Time), shall adopt, resolutions providing that, as of the Effective Time:

(i)                                                 each option to acquire Shares, other than awards under the Company’s 2012 Employee Stock Purchase Plan (the “ESPP”) (each such option, a “Company Stock Option”), and each other equity award or right measured by the value of Shares (or pursuant to which Shares may be delivered) (including deferred units or similar rights or awards of non-employee directors), other than awards under the ESPP (collectively, “Company Equity Awards”), that is outstanding and unvested immediately prior to the Effective Time shall vest in full at the Effective Time;

(ii)                                              each Company Stock Option that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is less than the Merger Consideration shall be cancelled, without any action on the part of the holder of such Company Stock Option, and, in exchange therefor, the former holder of such cancelled Company Stock Option shall be entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to the unexercised portion of such Company Stock Option immediately prior to the Effective Time (determined after giving effect to the accelerated vesting described in Section 3.2(a)(i) above) multiplied by (y) the excess, if any, of the Merger Consideration over the applicable exercise price per Share under such Company Stock Option;

(iii)                                           each Company Stock Option that is outstanding immediately prior to the Effective Time that has an exercise price per Share that is greater than or equal to the Merger Consideration shall be cancelled at the Effective Time, without any action on the part of the holder of such Company Stock Option, and the holder of such Company Stock Option shall not be entitled to receive any payment in exchange for such cancellation; and

(iv)                                          each Company Equity Award, other than a Company Stock Option, that is outstanding immediately prior to the Effective Time shall be cancelled, and the former holder of such cancelled Company Equity Award shall be entitled, in exchange therefor, to receive (without interest) an amount in cash (less applicable tax withholdings pursuant to Section 3.6) equal to the product of (x) the total number of Shares subject to (or deliverable under) such Company Equity Award immediately prior to the Effective Time (determined after giving effect to the accelerated vesting described in Section 3.2(a)(i) above) multiplied by (y) the Merger Consideration.

(b)                                 Subject to Section 3.6, Parent shall cause the Surviving Corporation to make all payments to former holders of Company Equity Awards required under Section 3.2(a) as promptly as practicable after the Effective Time, and in any event, no later than five (5) Business Days after the Effective Time, in accordance with the foregoing and the terms of the applicable Company Equity Plans pursuant to which such Company Equity Awards were issued.

(c)                                  As soon as practicable following the date hereof, the Company shall take all actions with respect to the ESPP that are necessary to provide that (i) with respect to the Purchase Period (as defined in the ESPP) in effect on the date hereof (“Current Purchase Period”), no individual may enroll in the ESPP after the date hereof with respect to such Current Purchase Period and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for such Current Purchase Period and (ii)  no new offering period shall be commenced under the ESPP after the date hereof and prior to the Effective Time.  If the Effective Time is expected to occur prior to the end of the Current Purchase Period, the Company shall take action to provide for an earlier exercise date (including for purposes of determining the Purchase Price (as defined in the ESPP) for the Current Purchase Period) (such earlier date, the “Early ESPP Exercise Date”).  The Early ESPP Exercise Date shall be as close to the Effective Time as is administratively practicable.  The Company shall suspend the commencement of any future Purchase Period (as defined in the ESPP) unless and until this Agreement is terminated and shall terminate the ESPP as of the Effective Time.

Section 3.3.                                 Dissenting Shares.

(a)                                 Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand and properly demands appraisal for such Shares in accordance with Section 262 of the DGCL (the “Dissenting Shares”) will not be converted into a right to receive the Merger Consideration as provided in Section 3.1(a), but instead, at the Effective Time, Dissenting Shares will no longer be outstanding and will automatically be cancelled and cease to exist, and the holders of Dissenting Shares will cease to have any rights with respect thereto except the right to payment of the fair value of such Dissenting Shares in accordance with Section 262 of the DGCL; provided that if any such holder fails to perfect, or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL with respect to such Dissenting Shares or a court of competent jurisdiction determines that such holder is not entitled to the relief provided by Section 262 of the DGCL, then the right of such holder to be paid the fair value of his, her or its Dissenting Shares will cease, and such Dissenting Shares will be deemed to have been converted into, and to have become exchangeable solely for the right to receive, the Merger Consideration as of the Effective Time as provided in Section 3.1(a).

(b)                                 The Company shall provide Parent with prompt written notice of any written demands for appraisal (including copies of such written demands), withdrawals of such demands, and any other instruments received by the Company from holders of Shares relating to rights of appraisal, and Parent shall have the opportunity and right to direct the conduct of all negotiations and proceedings with respect to demands for appraisal.  Except with the prior written consent of Parent, the Company shall not voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demands for appraisal.

Section 3.4.                                 Payment of the Merger Consideration; Surrender of Shares.

(a)                                 Prior to  the Acceptance Time, Parent shall deposit or cause to be deposited with a bank or trust company selected by Parent and reasonably acceptable to the Company (the “Paying Agent”) cash in an amount sufficient to pay the aggregate Offer Price (calculated for purposes of this Section 3.4(a) assuming that all outstanding Shares are tendered into the Offer), and Parent shall cause the Paying Agent to timely make all payments contemplated in Section 3.4(b).  Such cash may be invested by the Paying Agent as directed by Parent; provided (i) that such investments must be in short-term obligations of the United States of America with maturities of no more than thirty (30) days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (ii) no such investment will relieve Parent, Purchaser, or the Paying Agent from making the payments required by this ARTICLE III and (iii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement.  Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.  No loss incurred with respect to such investments will decrease the amounts payable pursuant to this Agreement.  In the event that the amount of cash held by the Paying Agent is insufficient to pay the aggregate Offer Price and Merger Consideration, Parent shall deposit, or cause to be deposited, additional funds with the Paying Agent to ensure the prompt payment of the Offer Price and Merger Consideration.  The cash as so deposited with the Paying Agent will not be used for any purpose other than to fund payments pursuant to Section 3.4(b), except as expressly provided for in this Agreement.  Any portion of the cash made available to the Paying Agent in respect of any Dissenting Shares will be returned to Parent.

(b)                                 As promptly as reasonably practicable after the Effective Time (and in any event within three (3) Business Days thereafter), Parent shall cause the Paying Agent to mail to each holder of record of a certificate (a “Certificate”) or a book-entry share (“Book-Entry Share”), which immediately prior to the Effective Time represented outstanding Shares that were converted pursuant to Section 3.1(a) into the right to receive the Merger Consideration, (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of such Certificate to the Paying Agent and customary provisions regarding delivery of an “agent’s message” with respect to Book-Entry Shares) and (ii) instructions for effecting the surrender of the Certificate or Book-Entry Share in exchange for payment of the Merger Consideration.  Upon surrender of a Certificate or Book-Entry Share for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly executed and properly completed, or “agent’s message”, as applicable, and such other documents as may be reasonably required by the Paying Agent, the holder of such Certificate or Book-Entry Share will be entitled to receive in exchange therefor the Merger Consideration as provided in Section 3.1(a) for each Share formerly represented by such Certificate or Book-Entry Share, and the Certificate or Book-Entry Share so surrendered will be cancelled.  Until surrendered as contemplated by this Section 3.4(b), each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration as provided in Section 3.1(a) and will not evidence any interest in, or any right to exercise the rights of a stockholder or other equity holder of, the Company or the Surviving Corporation.  No interest shall be paid or accrue on the cash payable upon the surrender of any Certificate or Book-Entry Share.

(c)                                  At any time following the date that is six (6) months after the Effective Time, Parent may require the Paying Agent to deliver to Parent any funds (including any interest received with respect thereto) that have been made available to the Paying Agent and that have not been disbursed to holders of Certificates and Book-Entry Shares, and thereafter such holders will be entitled to look to the Surviving Corporation (subject to abandoned property, escheat, or other similar Laws) with respect to the Merger Consideration payable upon surrender of a Certificate or Book-Entry Share.  If any Certificate or Book-Entry Share has not been surrendered immediately prior to the date on which the Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any Merger Consideration in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, immediately prior to such time become the property of the Surviving Corporation, free and clear of all claims or interest of any individual, corporation, partnership, limited liability company, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act) (each a “Person”) or their successors, assigns or personal representatives previously entitled thereto.  None of Parent, Purchaser, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any funds delivered to a public official pursuant to any abandoned property, escheat or other similar Laws.

(d)                                 From and after the Effective Time, the stock transfer books of the Surviving Corporation will be closed, and no subsequent transfers of Shares that were outstanding immediately prior to the Effective Time will be registered.  After the Effective Time, any Certificate or Book-Entry Share presented to the Surviving Corporation for transfer will be cancelled and exchanged as provided for in, and in accordance with the procedures set forth in, this ARTICLE III.

(e)                                  In the event that any Certificate has been lost, stolen or destroyed, upon the holder’s delivery of an affidavit of that fact to the Paying Agent (and, if required by Parent or the Paying Agent, the posting by such holder of a bond in customary amount and upon such terms as may be reasonably required by Parent or the Paying Agent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate), Parent shall cause the Paying Agent to deliver in exchange for the lost, stolen or destroyed Certificate the applicable Merger Consideration payable in respect of the Shares formerly represented by such Certificate, without interest and subject to any withholding Taxes required by applicable Law.

Section 3.5.                                 Section 16 Matters.  Prior to the Acceptance Time, the Company Board shall take all necessary and appropriate action to approve, for purposes of Section 16(b) of the Exchange Act and the related rules and regulations thereunder, the disposition by Company directors and officers of Shares and Company Equity Awards in the transactions contemplated by this Agreement.

Section 3.6.                                 Withholding.  Each of Parent, Purchaser, the Surviving Corporation and the Paying Agent is entitled to deduct and withhold from any amounts payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of Shares or Company Equity Awards such amounts as are required to be deducted and withheld therefrom under the United States Internal Revenue Code of 1986, as amended (the “Code”), or the Treasury Regulations thereunder, or any other Tax Law.  Any compensatory amounts payable pursuant to or as contemplated by this Agreement, including pursuant to Section 3.2, will be remitted to the applicable payor for payment to the applicable Person through regular payroll procedures, as applicable.  To the extent that any amounts are so deducted and withheld, such amounts will be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

Section 3.7.                                 Transfer Taxes.  If any payment pursuant to the Offer or the Merger is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it will be a condition to such payment that (i) such Certificate or Book-Entry Share so surrendered must be properly endorsed or must otherwise be in proper form and (ii) the Person presenting such Certificate or Book-Entry Share to the Paying Agent for payment must pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share or must establish to the satisfaction of the Paying Agent that such Tax has been paid or is not required to be paid.  Parent shall pay any other transfer Taxes.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as (i) other than with respect to Section 4.3 and Section 4.4, as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with, or furnished by the Company to, the SEC after December 31, 2017, and publicly available at least one (1) Business Day prior to the date hereof (the “Filed Company SEC Documents”) (but excluding in the case of this clause (i) any risk factor disclosure under the heading “Risk Factors,” “Forward-Looking Statements” or other similar non-specific or non-precise cautionary, predictive or forward-looking disclosures contained in such Filed Company SEC Documents) to the extent the qualifying nature of such disclosure with respect to a specific representation and warranty is reasonably apparent on its face or (ii) set forth in the corresponding section of the disclosure letter delivered by the Company to Parent and Purchaser concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (provided, however, that a matter disclosed in any section or subsection of the Company Disclosure Letter will also be deemed to qualify or apply to each other section or subsection with respect to each other section or subsection to the extent that it is reasonably apparent on its face that such disclosure also qualifies or applies or relates to such other sections or subsections), the Company hereby represents and warrants to Parent and Purchaser as follows:

Section 4.1.                                 Organization and Qualification.  Each of the Company and each of its Subsidiaries is a legal entity validly existing under the Laws of its respective jurisdiction of organization and is in good standing (to the extent that such concept is recognized in the relevant jurisdiction) under the Laws of its respective jurisdiction of organization, with all corporate or similar power and authority necessary to own its properties and conduct its business as currently conducted.  Each of the Company and its Subsidiaries is duly qualified and in good standing as a foreign entity authorized to do business in each jurisdiction in which the character of the properties owned or held under lease by it or the nature of the business transacted by it makes such qualification necessary, except as would not have a Material Adverse Effect or prevent or materially delay, or would reasonably be expected to prevent or materially delay, the ability of the Company to consummate the transactions contemplated by this Agreement.  For purposes of this Agreement, “Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect or occurrence or combination of the foregoing that, individually or in the aggregate with any other change, event, condition, development, circumstance, state of facts, effect or occurrence has, had or would be reasonably expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities, properties, operations, or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any changes, events, conditions, developments, circumstances, state of facts, effects or occurrences resulting from or arising from any of the following will not be deemed to constitute a Material Adverse Effect and will be disregarded in determining whether a Material Adverse Effect has occurred: (i) matters generally affecting the U.S. or foreign economies, financial or securities markets, or political, legislative, or regulatory conditions, or the industry in which the Company and its Subsidiaries operate, except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate; (ii) the announcement of the execution or pendency of this Agreement or the transactions contemplated hereby; (iii) any change in the market price or trading volume of the Shares; provided that this exception will not preclude a determination that a matter underlying such change has resulted in or contributed to a Material Adverse Effect and such underlying matter shall not be disregarded in determining whether a Material Adverse Effect has occurred; (iv) changes after the date hereof in global, national or regional political conditions (including the outbreak of war or terrorism (or the escalation of the foregoing)), except to the extent such matters have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate; (v) changes after the date hereof in Laws, regulations, or accounting principles, or interpretations thereof, except to the extent such changes have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the impact on other companies in the industry in which the Company and its Subsidiaries operate; (vi) the performance of this Agreement and the transactions contemplated hereby, including compliance with covenants set forth herein, or any action taken or omitted to be taken by the Company or any of its Subsidiaries (excluding the requirement that the Company use reasonable efforts to operate in the ordinary course of business) at the request or with the prior written consent of Parent or Purchaser prior to the taking or the omission of such action; (vii) the initiation or settlement of any legal proceedings commenced by or involving any current or former holder of Shares (on their own or on behalf of the Company) arising out of or related to this Agreement or the transactions contemplated hereby; (viii) except for any changes, events, conditions, developments, circumstances, state of facts, effects or occurrences that would reasonably be expected to result in (1) the withdrawal of ZEJULA from any public market or (2) a clinical hold or termination of any Company sponsored clinical trial for a Company Product, which shall not be disregarded in determining whether a Material Adverse Effect has occurred, (A) any decision by a Company Regulatory Agency with respect to any currently pending regulatory application or filing with respect to any Company Product; (B) any decision or action by any Company Regulatory Agency or other payor with respect to the pricing and/or reimbursement of any currently marketed Company Product; (C) any delay in any ongoing clinical trial or any delay by the Company in making any currently planned application for marketing approval with respect to any Company Product, to the extent such delay would not reasonably be expected to exceed six (6) months; (D) any changes in the approved labeling of any product that is a competitor to a Company Product or any legal action taken with respect to any product that is a competitor to a Company Product; (E) the results of any inspection of the Company, its properties or assets, by any Company Regulatory Agency, including any observations, Form 483s or similar correspondence or notice with respect thereto, unless such inspection would reasonably be expected to result in remedial action in excess of $500,000,000; and (F) any audit opinion that expresses substantial doubt about the Company’s ability to continue as a going concern during the following twelve months, (ix) matters listed on the Company Disclosure Letter or in the SEC Reports; or (x) any failure by the Company to meet any internal or analyst projections or forecasts or estimates of revenues, earnings, or other financial metrics for any period; provided that this exception will not preclude a determination that a matter underlying such failure has resulted in or contributed to a Material Adverse Effect and such underlying matter shall not be disregarded in determining whether a Material Adverse Effect has occurred.

Section 4.2.                                 Certificate of Incorporation.  The Company has heretofore made available to Parent true, correct and complete copies of the Company’s certificate of incorporation and bylaws as currently in effect (respectively, the “Certificate of Incorporation” and “Bylaws”).  The Company is not in violation of any of the provisions of the Certificate of Incorporation or the Bylaws.  The Company has made available to Parent prior to the date hereof true, correct and complete copies of the minute books of the Company, which copies contain true, correct and complete records of all meetings and other corporate actions held or taken since January 1, 2015, of holders of its Shares and board of directors; provided that minutes specifically related to deliberations concerning a transaction between Parent and the Company may be redacted.

Section 4.3.                                 Capitalization.

(a)                                 The authorized capital stock of the Company consists of (i) 100,000,000 Shares and (ii) 10,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

(b)                                 As of the close of business on November 30, 2018 (the “Capitalization Date”): (i) 55,067,387 Shares were issued and outstanding; (ii) no Shares were held in the treasury of the Company; (iii) no shares of the Preferred Stock were issued and outstanding; (iv) 5,728,118 Shares were reserved for issuance upon conversion of the Company’s 3.00% Convertible Senior Notes due 2021 (the “Convertible Notes”) issued pursuant to an Indenture, dated as of September 29, 2014, between the Company and U.S. Bank National Association, as trustee (the “Trustee”) (as supplemented by that First Supplemental Indenture, dated as of September 29, 2014, between the Company and the Trustee, the “Indenture”); (v) an aggregate of 9,723,567 Shares were reserved for issuance upon or otherwise deliverable in connection with Company Equity Awards, of which 7,539,617 Shares were subject to outstanding Company Stock Options (5,240,983 of which are currently vested and exercisable), and 2,085,807 Shares were subject to issuance upon settlement of outstanding restricted stock units; and (vi) 98,143 Shares were reserved for issuance pursuant to the ESPP.  As of the close of business on the Capitalization Date, before giving effect to any “make-whole” adjustment as provided by the Indenture, the Conversion Rate (as defined in the Indenture) of the Convertible Notes is 28.4627 Shares per $1,000 aggregate principal amount.  From the close of business on the Capitalization Date through the date hereof, no options or other rights to acquire Shares or shares of Preferred Stock have been granted, and no Shares have been issued, except for Shares issued pursuant to the exercise, settlement, or conversion of Company Equity Awards outstanding on the

Capitalization Date or conversion or redemption of Convertible Notes in accordance with their terms.  All outstanding Shares are, and all such Shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights.

(c)                                  From and after the date of entry into (i) the Base Capped Call Confirmation, dated as of September 23, 2014, by and between the Company and Citibank, N.A.; (ii) the Base Capped Call Confirmation, dated as of September 23, 2014, by and among the Company, Deutsche Bank AG, London Branch, and Deutsche Bank Securities Inc., acting solely as agent; (iii) the Additional Capped Call Confirmation, dated as of September 25, 2014, by and between the Company and Citibank, N.A.; and (iv) the Additional Capped Call Confirmation, dated as of September 25, 2014, by and among the Company, Deutsche Bank AG, London Branch, and Deutsche Bank Securities Inc., acting solely as agent (collectively, the “Capped Call Transactions”) through the date hereof, no event or circumstance has occurred that has resulted in an adjustment or modification to the terms of, or termination of, the Capped Call Transactions, in whole or in part (other than as a result of this Agreement or the transactions contemplated hereby).

(d)                                 Except as set forth in clauses (a), (b) and (c) of this Section 4.3, as of the Capitalization Date, (i) there are not any outstanding (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options, warrants, stock-based performance units or other rights to acquire from the Company, or any obligation of the Company to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of the Company (collectively, “Company Securities”); (ii) there are no outstanding obligations of the Company to repurchase, redeem, or otherwise acquire any Company Securities; (iii) there are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote by virtue of their ownership thereof; and (iv) there are no other options, calls, warrants, or other rights relating to Company Securities to which the Company is a party.

(e)                                  Section 4.3(e) of the Company Disclosure Letter sets forth a true, correct and complete list of all Subsidiaries of the Company, together with the jurisdiction of organization of each Subsidiary of the Company and the percentage of the outstanding share capital or other equity interests of each Subsidiary of the Company owned by the Company and each other Subsidiary of the Company.  The outstanding shares of capital stock or other equity interests of the Company’s Subsidiaries are duly authorized, validly issued, fully paid, and nonassessable, and all such shares of capital stock or other equity interests are owned beneficially and of record by the Company or any of the Company’s Subsidiaries, free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges, mortgages, encumbrances or other encumbrances of any nature whatsoever (“Liens”) other than Permitted Liens.  There are not outstanding or authorized any options or other rights to acquire from any of the Company’s Subsidiaries, or any obligations of any of the Company’s Subsidiaries to issue, any capital stock, voting securities, or securities convertible into or exchangeable for capital stock or voting securities of any of the Company’s Subsidiaries (collectively, “Subsidiary Securities”).  There are no outstanding obligations of the Company or its Subsidiaries to repurchase, redeem, or otherwise acquire any Subsidiary Securities, and there are no other options, calls, warrants, or other rights, relating to Subsidiary Securities to which the Company or its Subsidiaries is a party.  “Subsidiary” of the Company, the Surviving Corporation, Parent or any other Person means any corporation, partnership, joint venture, or other legal entity of which the Company, the Surviving Corporation, Parent, or such other Person, as the case may be (either alone or through or together with any other Subsidiary), owns, directly or indirectly, voting stock, or other equity interests having ordinary voting power to elect at least a majority of the board of directors or other governing body of such corporation or other legal entity (or if there are no such voting interests, fifty percent (50%) or more of the equity interest of which is owned by such Person).

(f)                                   Section 4.3(f) of the Company Disclosure Letter sets forth each Company Equity Award outstanding under the Company Equity Plans as of the close of business on the Capitalization Date, including the holder’s name, the number of Shares subject thereto, and where applicable, the exercise price.

Section 4.4.                                 Authority.

(a)                                 Assuming the transactions contemplated by this Agreement are consummated and the Merger becomes effective in accordance with Section 251(h) of the DGCL, (i) the Company has all necessary corporate authority to execute and deliver this Agreement, to perform its obligations hereunder, and to consummate the Merger in accordance with Section 251(h) of the DGCL and (ii) the execution and delivery of this Agreement by the Company have been duly and validly authorized by all necessary corporate action, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement or to consummate the Offer and the Merger (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution, and delivery hereof by Parent and Purchaser, constitutes a legal, valid, and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law), and any implied covenant of good faith and fair dealing and except as rights to indemnity and contribution may be limited by state or federal securities laws or public policy underlying such laws (the “Bankruptcy and Equity Exception”).

(b)                                 The Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and the holders of the Shares, (ii) approved, declared advisable and adopted this Agreement and (iii) resolved to recommend that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer (clauses (i) through (iii), the “Company Board Recommendation”), which actions have not, as of the date hereof, been subsequently rescinded, modified or withdrawn.

Section 4.5.                                 No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement by the Company do not, and, the consummation of the Offer, and the consummation by the Company of the Merger will not, (i) conflict with or violate the Certificate of Incorporation or Bylaws, (ii) assuming that all consents, approvals, authorizations, waiting period expirations or terminations, permits, actions, filings, and notifications contemplated by clauses (i) through (iii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any United States or foreign federal, state, municipal, international, multinational, supranational or other law, statute, constitution, resolution, ordinance, common law, code, edict, decree, rule, regulation, ruling, treaty, procedure, notice or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (or under the authority of Nasdaq, The New York Stock Exchange or other stock exchange), in each case that is legally binding upon such Person, as amended unless expressly specified otherwise herein (“Law”), or (iii) (A) result in any breach or violation of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation, amendment, or acceleration under, any note, bond, mortgage, indenture, contract, agreement, lease, license, deed of trust, arrangement, commitment, purchase order or other instrument, obligation or understanding of any kind or character that is legally binding (each, a “Contract”) to which the Company or its Subsidiaries is a party or by which the Company or its Subsidiaries or any of their respective properties are bound or (B) result in the creation of any Lien on any of the properties or assets of the Company or its Subsidiaries, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, loss, right, Lien, or other occurrence that would not have a Material Adverse Effect or prevent or materially delay, or would reasonably be expected to prevent or materially delay, the ability of the Company to consummate the transactions contemplated by this Agreement.

(b)                                 The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger do not and will not require any consent, approval, authorization, waiting period expiration or termination, or permit of, action by, filing with, or notification to, any federal, state, local, municipal, or other government, governmental agency, or body entitled to exercise governmental administrative, executive, judicial, or legislative authority (each, a “Governmental Entity”), except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and applicable state securities, takeover, and “blue sky” laws, (ii) applicable requirements of Antitrust Laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and the Antitrust Laws of the Federal Republic of Germany and the Republic of Austria, (iii) applicable requirements of the DGCL, (iv) applicable requirements of Nasdaq and (v) any such consent, approval, authorization, permit, action, filing, or notification that arises as a result of the identity, nature or ownership of Parent or Purchaser or the failure of which to make or obtain would not have a Material Adverse Effect, or prevent or materially delay, or would reasonably be expected to prevent or materially delay, the ability of the Company to consummate the transactions contemplated by this Agreement.

Section 4.6.                                 SEC Reports; Financial Statements.

(a)                                 The Company has filed or furnished, as applicable, on a timely basis all forms, reports, schedules, statements, exhibits, certifications, and other documents (including all exhibits, amendments, and supplements thereto) required to be filed or furnished by it with the SEC on a timely basis since January 1, 2016, (i) pursuant to the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”) and (ii) pursuant to Sections 13(a) and 15(d) of the Exchange Act (collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, as such statements and reports may have been amended since the date of their filing, the “SEC Reports”).  As of their respective dates, each of the SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and the rules and regulations promulgated thereunder, each as in effect on the date so filed, except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof.  Except to the extent amended or superseded by a subsequent filing with the SEC made prior to the date hereof, as of their respective dates (and if so amended or superseded, then on the date of such subsequent filing), none of the SEC Reports contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  No executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  There are no outstanding or unresolved comments in any comment letters of the staff of the SEC relating to the SEC Reports, and (b) none of the SEC Reports is, to the Knowledge of the Company, the subject of ongoing SEC review.

(b)                                 The audited and unaudited consolidated financial statements (including, in each case, the related notes thereto) of the Company included in the SEC Reports (the “Financial Statements”), as amended or supplemented prior to the date hereof, have been prepared in accordance with GAAP in all material respects and fairly present in all material respects in conformity with GAAP the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the consolidated statements of operations and consolidated statements of cash flows for the periods indicated therein (subject, in the case of unaudited Financial Statements, to normal and recurring year-end audit adjustments and condensed notes as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC).  The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements.  No Financial Statements of any Person other than the Company and its consolidated Subsidiaries are required by GAAP to be included in the consolidated financial statements of the Company.  Ernst & Young LLP has not resigned (or informed the Company that it intends to resign) or been dismissed as an independent public accountant of the Company as a result of, or in connection with, any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c)                                  The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not have a Material Adverse Effect.  The Company has implemented and maintains a system of internal control over financial reporting (as required by

Rule 13a-15(a) under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes.  The Company has implemented and maintains disclosure controls and procedures (as required by Rule 13a-15(a) of the Exchange Act) that (i) are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the timeframes specified by the SEC’s rules and forms and (ii) are effective in all material respects to perform the functions for which they were established.  From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, to the date hereof, the Company has disclosed, based on its most recent evaluation of its system of internal control over financial reporting prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board, (i) any significant deficiencies and material weaknesses known to it in the design or operation of its internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize, and report financial information and (ii) any fraud, whether material or not, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.  The Company is in compliance in all material respects with the applicable listing and other rules and regulations of Nasdaq.

(d)                                 To the actual knowledge of the individuals listed on Section 4.6(d) of the Company Disclosure Letter (and the knowledge that such individuals would have obtained in the normal and ordinary course of the performance of their duties) (the “Knowledge of the Company”), no employee of the Company or its Subsidiaries has provided, from January 1, 2015, information to any law enforcement agency regarding the violation by the Company or its Subsidiaries of any applicable Law of the type described in Section 806 of the Sarbanes-Oxley Act.  Neither the Company nor its Subsidiaries have discharged, demoted, or suspended since January 1, 2015 an employee of the Company or its Subsidiaries because of any lawful act of such employee described in Section 806 of the Sarbanes-Oxley Act.

(e)                                  Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership, or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose, or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose, or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Subsidiary’s published financial statements or other SEC Reports.

(f)                                   Neither the Company nor its Subsidiaries has any liabilities of a nature required by GAAP to be reflected in a consolidated balance sheet, other than liabilities (i) as and to the extent reflected or reserved against on the Balance Sheet or in the notes thereto, (ii) incurred in the ordinary course of business consistent with past practice since the date of the Balance Sheet, (iii) liabilities incurred in connection with the negotiation, execution, delivery, and performance of this Agreement or (iv) liabilities or obligations that are, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole.  The “Balance Sheet” means the consolidated balance sheet of the Company dated as of December 31, 2017, included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on February 28, 2018.

(g)                                  Since January 1, 2015, (i) none of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any of its Subsidiaries or any material complaint, allegation, assertion or claim from employees of the Company or any of its Subsidiaries regarding questionable accounting or auditing matters with respect to the Company or any of its Subsidiaries, and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws or breach of fiduciary duty by the Company, or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.

Section 4.7.                                 Contracts.

(a)                                 Except for this Agreement and the Contracts disclosed in and filed as exhibits to the Filed Company SEC Documents, Section 4.7(a) of the Company Disclosure Letter sets forth a true, correct and complete list, as of the date hereof, and the Company has made available to Parent true, correct and complete copies of:

(i)                                                 each Contract to which the Company or its Subsidiary is a party relating to third-party indebtedness for borrowed money or any third-party financial guaranty in excess of $500,000;

(ii)                                              each Contract to which the Company or its Subsidiary is a party that is required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(iii)                                           each Contract to which the Company or its Subsidiary is a party that (A) contains any non-compete or exclusivity provisions, in either case, that restrict the Company or its Subsidiaries (or obligate the Company or any Subsidiary of the Company to enter into any non-compete or exclusivity arrangements) with respect to any line of business, therapeutic area, geographic area, Company Product, or supplier; (B) prevents the conduct of any line of business (including the ability to research, develop, distribute, sell, supply, market, or manufacture any Company Product (including products under development) for any indication in any product market, therapeutic area, or geographic area) by the Company or any of its Subsidiaries, or, after consummation of the transactions contemplated by this Agreement, by Parent or any of its Subsidiaries; (C) requires or obligates the Company or any Subsidiary of the Company to purchase specified minimum amounts of any product or material, to the extent such specified amount exceeds $500,000, or to perform or conduct research, clinical trials, or development for the benefit of any Person other than the Company or any Subsidiary of the Company; (D) grants a third party development rights or marketing or distribution rights relating to any products and services made or currently intended to be made commercially available or otherwise distributed, or currently under development, by the Company or any of its Subsidiaries (a “Company Product”); or (E) requires the Company or a Subsidiary of the Company, or any successor, to, or an acquirer of the Company or a Subsidiary of the Company, to make any payment to another Person as a result of a change of control of the Company or a Subsidiary of the Company as a result of the transactions contemplated by this Agreement (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment (in each case, other than pursuant to a Company Plan or any employment agreement);

(iv)                                          each Contract to which the Company or its Subsidiary is a party that (A) contains any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed to cause its Affiliates not to acquire assets or securities of another Person; or (B) contains a put, call, right of first refusal, or similar right pursuant to which the Company or its Subsidiaries would be required to purchase or sell, or otherwise acquire or transfer, as applicable, any equity interests of any Person, or assets that have a fair market value or purchase price of more than $500,000.  For purposes of this Agreement, “Affiliate” of a Person shall mean a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned Person, and “controlled,” “controlled by” and “under common control with”  means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

(v)                                             each Contract under which the Company or a Subsidiary of the Company (A) licenses, sublicenses or has licensed or sublicensed, is assigned, granted or provided, or otherwise receives or is conveyed, any right in (including a right to receive a license or be free from suit), any material Intellectual Property from or to any third party and (B) develops any material Intellectual Property, itself or through a third party, except, in each case, for (1) off-the-shelf, commercially available and/or “shrink-wrap” agreements for software programs at a cost of not more than $500,000 in the aggregate and (2) non-disclosure agreements; in each of cases (1) and (2) in the ordinary course of business;

(vi)                                          each Contract to which the Company or a Subsidiary of the Company is a party with any academic institution, research center or Governmental Entity that provides for (or is reasonably likely to require) research and development activities involving the creation of any material Intellectual Property;

(vii)                                       other than any Company Plan or any other Contract providing for compensation to any current or former employee, director or independent contractor, each Contract to which the Company or a Subsidiary of the Company is a party that provides for annual binding or guaranteed minimum annual payments or receipts in excess of $500,000;

(viii)                                    each Contract to which the Company or a Subsidiary of the Company is a party involving in excess of $500,000 that provides for the acquisition or disposition of any assets or any businesses (whether by merger, sale of stock, sale of assets or otherwise) (but excluding Intellectual Property acquired via license) that (A) has not yet been consummated or (B) has outstanding any purchase price adjustment, “earn-out,” material indemnification, payment or similar obligations on the part of the Company or a Subsidiary of the Company;

(ix)                                          each Contract to which the Company or a Subsidiary of the Company is a party pursuant to which the Company or a Subsidiary of the Company has continuing guarantee, “earn-out” or other contingent payment obligations (other than indemnification or performance guarantee obligations provided for in the ordinary course of business consistent with past practice), including (A) milestone or similar payments, including upon the achievement of regulatory or commercial milestones or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company or a Subsidiary of the Company, in each case that would reasonably be expected to result in payments in excess of $500,000 annually;

(x)                                             each Contract to which the Company or a Subsidiary of the Company is a party that obligates the Company or a Subsidiary of the Company to make any capital commitment or loan to a Person other than the Company or a Subsidiary of the Company in an amount in excess of $500,000;

(xi)                                          each Contract to which the Company or a Subsidiary of the Company is a party, other than with respect to any partnership that is wholly-owned by the Company or a Subsidiary of the Company, that relates to the formation, creation, operation, management or control of any strategic alliance, legal partnership, joint venture entity or similar arrangement pursuant to which the Company or a Subsidiary of the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or project;

(xii)                                       each Contract between the Company or a Subsidiary of the Company, on the one hand, and any Governmental Entity that involves amounts in excess of $500,000 (unless terminable without payment or penalty upon no more than twelve (12) months’ notice);

(xiii)                                    each stockholders’ rights, investors’ rights, registration rights or similar Contract to which the Company or a Subsidiary of the Company is a party (excluding Company Plans and Contracts governing Company Equity Awards or participation in the ESPP);

(xiv)                                   each Contract (including all amendments, extensions and renewals with respect thereto) pursuant to which the Company or a Subsidiary of the Company leases or subleases (A) material personal property (and not relating primarily to real property) or (B) material real property;

(xv)                                      each Contract with or binding upon the Company, a Subsidiary of the Company or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xvi)                                   each Contract that is a settlement, conciliation or other similar agreement relating to any Proceeding or threatened Proceeding in respect of any Company Product, in each case entered into in the past three (3) years or, if entered into prior to the last three (3) years, pursuant to which the Company or any of its Subsidiaries have any ongoing material obligations;

(xvii)                                any (A) hedging, swap, derivative or similar Contract or (B) Contract relating to any securitization transaction including the issuance of notes or other securities, the repayment of which is serviced from cash flows generated by specific assets, and transactions in which assets are held and securities are issued by a bankruptcy remote;

(xviii)                             any Contract that will survive the Effective Time that prohibits (A) the payment of dividends or distributions in respect of the capital stock of the Company or a Subsidiary of the Company, (B) the pledging of the capital stock or other equity interests of the Company or a Subsidiary of the Company or (C) prohibits the issuance of any guaranty by the Company or a Subsidiary of the Company;

(xix)                                   any Contract that is an insurance policy (other than one related to a Company Plan) pursuant to which the Company or a Subsidiary of the Company is required to pay in excess of $200,000 in premiums per annum; and

(xx)                                      any Contract that provides for the indemnification of any current or former director, officer, trustee or employee of the Company or a Subsidiary of the Company.

Each such Contract described in clauses (i) through (xx) above is referred to herein as a “Material Contract”.

(b)                                 Each Material Contract is valid, binding and enforceable (except as such enforceability may be limited by the Bankruptcy and Equity Exception) on the Company or a Subsidiary of the Company and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid, binding or enforceable or to be in full force and effect as would not have a Material Adverse Effect.  There is no default under any Material Contract by the Company or a Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or a Subsidiary of the Company or, to the Knowledge of the Company, any other party thereto, except as would not have a Material Adverse Effect.

Section 4.8.                                 Properties.

(a)                                 Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or one of its Subsidiaries, as the case may be:

(i)                                                 holds good title to, or an enforceable leasehold interest in, all of the tangible properties and assets reflected in the Balance Sheet as being owned by the Company or its Subsidiaries or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for properties and assets sold or otherwise disposed of since the date of the Balance Sheet in the ordinary course of business), free and clear of all Liens, except (A) statutory Liens for current Taxes or other governmental charges not yet due and payable or the amount or validity of which is being contested in good faith by appropriate proceedings, (B) Liens arising under worker’s compensation, unemployment insurance, social security, retirement, and similar legislation (incurred in the ordinary course of business), (C) other statutory liens securing payments not yet due, (D) purchase money Liens and Liens securing rental payments under capital lease arrangements, (E) such imperfections or irregularities of title, claims, liens, charges, security interests, easements, covenants, and other restrictions or encumbrances, if any, that would not reasonably be expected, individually or in the aggregate, to materially impact the continued use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties as presently conducted and (F) mortgages, or deeds of trust, security interests, or other encumbrances on title related to indebtedness reflected in the Financial Statements (collectively, the “Permitted Liens”);

(ii)                                              does not hold and has never held title to any real property; and

(iii)                                           (A) is the lessee of all leasehold estates, subleases, or occupancy agreements reflected in the Financial Statements or acquired after the date thereof that are material to the Company’s business on a consolidated basis (except for leases that have expired by their terms since the date thereof or been assigned, terminated, or otherwise disposed of in the ordinary course of business) (collectively, with respect to real property, the “Leased Real Property”); (B) is in possession of the properties purported to be leased thereunder, and each such lease is valid and in full force and effect and constitutes a valid and binding obligation of the Company or the applicable Subsidiary of the Company, subject to the Bankruptcy and Equity Exception; and (C) has not received written notice of termination, cancellation, breach, or default under any such lease.

(b)                                 With respect to the Leased Real Property, except as would not have a Material Adverse Effect:

(i)                                                 the Company has not received written notice of any existing, pending, or contemplated condemnation, inverse condemnation, expropriation, or other proceeding in eminent domain, or any other taking by public authority with or without payment or consideration therefor affecting the Leased Real Property or any portion thereof or interest therein; and

(ii)                                              there are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements or other Contracts granting to any Person (other than the Company or its Subsidiaries) the right to use or occupy the Leased Real Property, and no other Person (other than the Company and its Subsidiaries) is in possession of the Leased Real Property.

Section 4.9.                                 Intellectual Property.

(a)                                 Section 4.9(a) of the Company Disclosure Letter sets forth, as of the date hereof, a list of all (i) Patents, (ii) Trademarks, (iii) Copyrights and (iv) Internet domain names, in each instance, constituting Owned Intellectual Property that are the subject of a registration or a pending application for registration (the foregoing, collectively, the “Registered Intellectual Property”) indicating, for each such item in clauses (i), (ii), (iii) and (iv), as applicable and as of the date hereof, the name of the current legal owner(s), the jurisdiction of application/registration, the application/registration number, and the filing/issuance date.

(b)                                 The Company or one of its Subsidiaries (i) solely and exclusively owns all right, title, and interest in and to all Owned Intellectual Property, free and clear of all Liens, exclusive licenses and non-exclusive licenses that are not granted in the ordinary course of business (except for Permitted Liens) and (ii) possesses legally sufficient and enforceable rights to use all other Intellectual Property used in connection with the conduct of the Company’s and its Subsidiaries’ businesses, except, in the case of each of clause (i) and (ii), as had not and would not have individually or in the aggregate, a Material Adverse Effect.  The Registered Intellectual Property is subsisting and, to the Knowledge of the Company, valid and in full force and effect.  All necessary registration, maintenance, renewal and other relevant filing fees have been paid and all necessary documents and certificates in connection therewith have been filed with the relevant Patent, Trademark, Copyright, Internet domain name or other authorities in the United States or foreign jurisdictions, as the case may be, for the purpose of maintaining such Registered Intellectual Property in full force and effect.  The Owned Intellectual Property is not subject to any outstanding Judgment.

(c)                                  The Company Products and the conduct of the Company and its Subsidiaries’ business do not misappropriate, infringe on, or otherwise violate the Intellectual Property of any Person.  From January 1, 2016, to the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of any pending claim, order, or proceeding with respect to any Owned Intellectual Property.  There is no claim, action, arbitration, suit, investigation, or other proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or any of their respective Affiliates at law or in equity by or before any Governmental Entity alleging the violation, misappropriation, or infringement of the Intellectual Property of any Person by the Company or its Subsidiaries, or challenging the ownership, validity or enforceability of any Owned Intellectual Property.

(d)                                 To the Knowledge of the Company, no Person is misappropriating, infringing, or violating, or intending to misappropriate, infringe, or violate, any right of the Company or any of its Subsidiaries with respect to any Owned Intellectual Property and/or any Intellectual Property exclusively licensed to the Company or its Subsidiaries.

(e)                                  The Company and its Subsidiaries have taken commercially reasonable steps to maintain the secrecy and confidentiality of all material confidential Owned Intellectual Property.  No confidential Owned Intellectual Property that is material to the business of the Company or any of its Subsidiaries has been authorized to be disclosed, or has been disclosed by the Company or any of its Subsidiaries to any Person in a manner that would have a material effect on the value of such Intellectual Property, other than pursuant to a non-disclosure agreement restricting the disclosure and use of such Owned Intellectual Property.  No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution has been or is being used to create any material Owned Intellectual Property.

(f)                                   Section 4.9(f) of the Company Disclosure Letter sets forth, as of the date hereof, a complete and correct list of all IP Contracts.

(g)                                  Each current and former employee of the Company or any of its Subsidiaries who works or worked in the Company’s or a Subsidiary’s business and each current and former independent contractor of the Company or any of its Subsidiaries who provides or provided services to the Company’s or a Subsidiary’s business, in each instance, who was or is involved in the invention, creation, development, design, or modification of any Intellectual Property that is material to the Company’s or any of its Subsidiaries’ businesses, has executed a valid and binding written agreement expressly assigning to the Company or one of its Subsidiaries all right, title, and interest in and to any inventions, whether or not patentable, invented, created, developed, conceived, and/or reduced to practice during the term of such employee’s employment or such independent contractor’s work for the Company or one of its Subsidiaries, and all Intellectual Property therein.

(h)                                 For purposes of this Agreement, the following terms have the following meanings:

(i)                                                 “Intellectual Property” means all of the following, and rights in, arising out of, or associated therewith, throughout the world: (A) trademarks, service marks, corporate names, trade names, brand names, product names, Internet domain names, logos, slogans, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (B) patents, and the applications for the same, including any divisionals, revisions, supplementary protection certificates, continuations, provisional applications, reissues, re-examinations, substitutions, extensions, and renewals thereof (collectively, “Patents”); (C) trade secrets, know-how, and any other proprietary or confidential information, including customer, distributor, consumer, and supplier lists and data, technology, clinical and technical data, operational data, engineering information, invention and technical reports, pricing information, research and development information, processes, formulae, methods, formulations, discoveries, specifications, designs, algorithms, plans, improvements, models, and methodologies; (D) copyrights and copyrightable subject matter, including all published and unpublished works of authorship and copyrights in software (collectively, “Copyrights”); and (E) other intellectual property rights, and all goodwill associated therewith, whether or not subject to Patent, Copyright, Trademark, or other intellectual property registration or classification, now known or hereafter recognized in any jurisdiction worldwide.

(ii)                                              “IP Contracts” means all Contracts in force as of the date hereof, the primary subject of which is the licensing of, or the authorization to use, Intellectual Property, (A) under which the Company or any of its Subsidiaries has obtained or granted any express license or authorization to use, or (B) which by their terms expressly restrict the Company’s or any of its Subsidiaries’ right to use, in the case of (A) and (B) of this definition, any Intellectual Property that is material to the continued operation of the business of the Company or its Subsidiaries, other than Contracts with respect to Intellectual Property in software that is generally available on a commercial basis from third parties, including any Contracts providing for the license of software that is generally available on a commercial basis at a cost of not more than $500,000 in the aggregate.

(iii)                                           “Owned Intellectual Property” means all Intellectual Property that is owned or purported to be owned (in whole or in part) by the Company or any of its Subsidiaries.

Section 4.10.                          Compliance.

(a)                                 Except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries hold all licenses, permits, franchises, variances, registrations, exemptions, orders and other governmental authorizations, consents, approvals, and clearances, and have submitted notices to, all Governmental Entities, including all authorizations under the Federal Food, Drug and Cosmetic Act of 1938, as amended, the Public Health Service Act of 1944, as amended, and the regulations of the United States Food and Drug Administration (the “FDA”) promulgated thereunder, and any other Governmental Entity (including the EMA) that regulates the quality, identity, strength, purity, safety, efficacy, or manufacturing of the Company Products (any such Governmental Entity, a “Company Regulatory Agency”) necessary for the lawful operation of the businesses of the Company or any of its Subsidiaries as currently conducted (the “Permits”).  As of the date hereof, except as would not have a Material Adverse Effect, all Permits are (i) valid and in full force and effect, (ii) validly registered and on file with applicable Company Regulatory Agency and (iii) in compliance with all formal filing and maintenance requirements.  Since January 1, 2015, there has not occurred any violation of, default (with or without notice or lapse of time or both) under, or event giving to others any right of termination, amendment, or cancellation of, with or without notice or lapse of time or both, any Permit, except as would not have a Material Adverse Effect.  The Company and each of its Subsidiaries are in compliance in all material respects with the terms of all Permits and Judgments applicable to their business or operations, and no event has occurred that, to the Knowledge of the Company, would reasonably be expected to result in the revocation, cancellation, non-renewal, or adverse modification of any Permit except, in each case, as would not have a Material Adverse Effect.

(b)                                 Except as would not have a Material Adverse Effect, since January 1, 2015, all applications, submissions, information and data utilized by the Company or the Company’s Subsidiaries as the basis for, or submitted by or, to the Knowledge of the Company, on behalf of the Company or its Subsidiaries in connection with, any and all requests for Permits relating to the Company or any of its Subsidiaries when submitted to the FDA, the European Medicines Agency (“EMA”) or other Company Regulatory Agency, were true and correct in all respects as of the date of submission, and any updates, changes, corrections, or modification to such applications, submissions, information, and data required under applicable Laws have been submitted to the FDA, the EMA or other Company Regulatory Agency.  Except as would not have a Material Adverse Effect, the Company and each of its Subsidiaries have filed, maintained or furnished with the FDA, EMA and all other applicable Company Regulatory Agency all required filings, declarations, listings, registrations, submissions, amendments, modifications, notices and responses to notices, applications and supplemental applications, reports (including all adverse event/experience reports) and other information.

(c)                                  To the Knowledge of the Company, since January 1, 2015, neither the Company nor its Subsidiaries have committed any act, made any statement, or failed to make any statement that would reasonably be expected to provide a basis for the FDA or any other

Company Regulatory Agency to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” or similar policies, set forth in any applicable Laws, except as would not have a Material Adverse Effect.

(d)                                 Since January 1, 2015, the Company and its Subsidiaries have not received any material FDA Form 483, Warning Letter, untitled letter, or other similar correspondence or notice from the FDA or any other applicable Company Regulatory Agency alleging or asserting material noncompliance with any applicable Laws or Permits, the subject matter of which remains unresolved in any material respect.

(e)                                  Since January 1, 2015, all studies, tests, and preclinical and clinical trials being conducted by, or, to the Knowledge of the Company, on behalf of, the Company or its Subsidiaries have been and are being conducted in compliance with applicable Laws, including the applicable requirements of Good Laboratory Practices or Good Clinical Practices, except for matters that have not been, or would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole.  Since January 1, 2017, the Company and its Subsidiaries have not received any written notices, correspondence, or other communication from any institutional review board, the FDA, or any other similar foreign Governmental Entity, recommending or requiring the termination, suspension, or modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, except as would not have a Material Adverse Effect.  For the purposes of this Agreement, (i) “Good Clinical Practices”, means, with respect to the Company and its Subsidiaries, applicable standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials for pharmaceuticals (including all applicable requirements relating to protection of human subjects), as set forth in the U.S. Food, Drug and Cosmetic Act of 1938, as amended (the “FDCA”) and applicable regulations promulgated thereunder (including 21 C.F.R. Parts 50, 54, 56 and 312), as amended from time to time, and such standards of good clinical practice (including all applicable requirements relating to protection of human subjects) as are required by Company Regulatory Agencies and applicable to the Company or the Company’s business or any Company Products, and (ii) “Good Laboratory Practices” means, with respect to the Company and its Subsidiaries, applicable standards for non-clinical pharmaceutical laboratories, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good laboratory practices as are required by other Company Regulatory Agencies and applicable to the Company or the Company’s business or any Company Products.

(f)                                   Since January 1, 2015, to the Knowledge of the Company, the manufacture of Company Products on behalf of the Company and its Subsidiaries has been and is being conducted in compliance with all applicable Laws including the FDA’s current Good Manufacturing Practices, except for matters that have not been, or would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole.  For the purposes of this Agreement, “Good Manufacturing Practices” means, with respect to the Company and its Subsidiaries, applicable standards for the manufacture, processing, packaging, testing, transportation, handling and holding of drug products, as set forth in the FDCA and applicable regulations promulgated thereunder, as amended from time to time, and such standards of good manufacturing practices as are required by other Company Regulatory Agencies in any other countries in which the products of the

Company or any of its Subsidiaries are sold or intended to be sold, to the extent such standards are not less stringent than in the United States.

(g)                                  Except as would not have a Material Adverse Effect, since January 1, 2015, the Company and its Subsidiaries have not either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted, or issued, any recall, market withdrawal, or replacement, safety alert, “dear doctor” letter, adulterated, misbranded investigator notice, or other notice or action relating to an alleged lack of safety or efficacy of any Company Product or Company Product candidate.  As of the date hereof, to the Knowledge of the Company, the Company and its Subsidiaries are not aware of any facts which would cause or threaten to be caused (i) the recall, market withdrawal, or replacement of any product sold or intended to be sold by the Company or its Subsidiaries; (ii) change in the marketing classification or a material change in labeling of any such products; or (iii) a termination or suspension of marketing of any such products.  No Proceedings (whether complete or pending) seeking the recall, withdrawal, suspension or seizure of any such Company Product or pre-market approvals or marketing authorizations are pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries.  The Company has made available to Parent all material information about material adverse drug experiences (as defined in 21 C.F.R. 314.80) that (1) has been obtained or otherwise received by the Company or any of its Subsidiaries from any source in the United States or outside of the United States as of the date hereof, including information derived from clinical investigations, surveillance studies or registries, reports in the scientific literature and unpublished scientific papers relating to any Company Product that is or has been manufactured, tested, distributed, held or marketed by or on behalf of the Company, any of its Subsidiaries or any of their licensors and (2) the Company is required to track and document under applicable Laws.

(h)                                 (i) The Company and its Subsidiaries are and at all times since January 1, 2015, have been in material compliance with the federal Anti-Kickback Statute (42 U.S.C. §1320a-7b(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (31 U.S.C. §3729 et seq.), Health Insurance Portability and Accountability Act of 1996 (Pub. L. No. 104-191), Medicaid Rebate Statute (42 U.S.C. § 1396r-8), Medicare Part B Drug Pricing (42 U.S.C. §1395w-3a), 340B Program (42 U.S.C. § 256b), the Veterans Health Care Act of 1992 (38 U.S.C. § 8126), and the Medicare Part D Coverage Gap Discount Program (42 U.S.C. §1395w—114a), and any comparable state Laws, and the regulations promulgated pursuant to such Laws, or which are cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid or any other state or federal health care program (“Program”), and (ii) there is no civil, criminal, administrative, or other action, subpoena, suit, demand, claim, hearing, proceeding, notice or demand pending, received by or, to the Knowledge of the Company, overtly threatened in writing against the Company or any Subsidiary of the Company with respect to any alleged non-compliance with any of the foregoing Laws.

(i)                                     Neither the Company, any of its Subsidiaries, nor, to the Knowledge of the Company, any of their respective directors, officers, employees, agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has at any time since January 1, 2015, in any material respect, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (“FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD

Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) violated or is in violation of any provision of the UK Bribery Act of 2010 (“UK Bribery Act”), (iv) made, offered to make, promised to make, or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback, or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA, the UK Bribery Act, or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (v) been subject to any investigation by any Governmental Entity with regard to any Prohibited Payment, (vi) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery or (vii) violated the Laws relating to United States export controls and anti-boycott prohibitions promulgated pursuant to the Export Administration Act of 1979, as amended, and regulations promulgated thereunder.

(j)                                    As of the date hereof, neither the Company nor any of its Subsidiaries is subject, in any material respect, to any pending or, to the Knowledge of the Company, overtly threatened in writing, investigation, claim, or enforcement action by FDA, HHS-OIG, private whistleblowers, CMS, VA, VA OIG, or DOJ, or any other similar foreign or domestic Governmental Entities pursuant to the Anti-Kickback Statute, the False Claims Act, the FDCA, the Medicaid Rebate Statute, Medicare Part B Drug Pricing requirements, 340B Program requirements, the Veterans Health Care Act of 1992, or the Medicare Part D Coverage Gap Discount Program.  Neither the Company nor its Subsidiaries is, in any material respect, resubmitting or planning to resubmit, or refunding any monies owed due to a resubmission, to the government of data reported under the Medicaid Rebate Statute, Medicare Part B Drug Pricing requirements, 340B Program requirements, Veterans Health Care Act of 1992, or the Medicare Part D Coverage Gap Discount Program.

(k)                                 Subject to the other provisions of this Section 4.10, (i) except for matters that have not been, or would not reasonably be expected to be, individually or in the aggregate, material to the business of the Company and its Subsidiaries, taken as a whole, to the Knowledge of the Company, the Company and its Subsidiaries are in compliance with all applicable Health Laws; (ii) as of the date hereof, neither the Company nor its Subsidiaries have received any written notice or other communication from any Company Regulatory Agency (A) withdrawing or placing any of the Company Products on “clinical hold” or requiring the termination or suspension or investigation of any pre-clinical studies or clinical trials of the Company Products or (B) alleging any violation of any Health Law; and (iii) there are no Proceedings pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiary with respect to any of the Company Products or alleging any violation by the Company, a Subsidiary of the Company or the Company Products of any such Health Law.  For purposes of this Agreement, “Health Laws” means any applicable Law of any Governmental Entity (including multi-country organizations) the purpose of which is to ensure the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products, including Laws relating to Good Laboratory Practices, Good Clinical Practices, investigational use, product marketing authorization, manufacturing facilities compliance and approval, Good Manufacturing Practices, labeling, advertising, promotional practices, safety surveillance, record keeping and filing of required reports and their respective counterparts promulgated by Company Regulatory Agencies in countries outside the United States and shall also include (a) the FDCA and the regulations promulgated thereunder, (b) the Public Health Service Act and the regulations promulgated thereunder, (c) all federal and state fraud and abuse Laws, including the Federal Anti-Kickback Statute, the civil False Claims Act, the administrative False Claims Law, the Anti-Inducement Law, the exclusion Laws and the regulations promulgated pursuant to such statutes, (d) the Health Insurance Portability and Accountability Act of 1996, the regulations promulgated thereunder and comparable state Laws, (e) the Controlled Substances Act, (f) Titles XVIII and XIX of the Social Security Act and the regulations promulgated thereunder, (g) the Clinical Laboratory Improvement Amendments and (h) all applicable Laws, rules and regulations, ordinances, judgments, decrees, orders, writs and injunctions administered by Company Regulatory Agencies, each of clauses (a) through (h) as may be amended from time to time, and solely to the extent each of clauses (a) through (h) applies to the safety, efficacy and quality of medicines or pharmaceuticals by regulating the research, development, manufacturing and distribution of these products.

Section 4.11.                          Absence of Certain Changes or Events.

(a)                                 From January 1, 2018 through the date hereof, the Company and its Subsidiaries have conducted their business in the ordinary course consistent with past practice, and except as required by applicable Law, neither the Company nor its Subsidiaries has taken any action since January 1, 2018 that, if taken after the date hereof without the prior written consent of Parent, would require Parent’s consent pursuant to Section 6.1, other than pursuant to Section 6.1(b) and Section 6.1(k).

(b)                                 From January 1, 2018 through the date hereof, there has not been a Material Adverse Effect.

Section 4.12.                          Absence of Litigation.  Except for any Proceeding described in the last sentence of this Section 4.12, there is no civil, criminal, or administrative claim, action, suit, hearing, arbitration, investigation, or proceeding by or before any Governmental Entity (each, a “Proceeding”) pending or, to the Knowledge of the Company, overtly threatened against the Company or its Subsidiaries or any of its or their properties, or, to the Knowledge of the Company, any executive officer or director in his or her capacity as such, other than any such Proceeding that would not have a Material Adverse Effect.  None of the Company, its Subsidiaries, or any of their respective properties is subject to any charge, order, writ, injunction, decree, decision, quasi-judicial decision, judgment, award, injunction, settlement, ruling, directive, stipulation or other determination issued, promulgated, made, rendered or entered into by or with any Governmental Entity (in each case, whether temporary, preliminary or permanent) (in each case, a “Judgment”), except as would not have a Material Adverse Effect or prevent or materially delay, or would reasonably be expected to prevent or materially delay, the ability of the Company to consummate the transactions contemplated by this Agreement.  As of the date hereof, there is no pending Proceeding or outstanding Judgment that challenges the validity or propriety, or seeks to prevent, materially impair or materially delay consummation of the transactions contemplated by this Agreement.

Section 4.13.                          Employee Benefit Plans.

(a)                                 Section 4.13(a) of the Company Disclosure Letter sets forth a true, complete and correct list of each material “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (whether or not subject to ERISA), and any other plan, policy or program providing material compensation or other material benefits to any employee or director (or to any dependent or beneficiary thereof) of the Company or any of its Subsidiaries, which is maintained, sponsored, or contributed to (or required to be contributed to) by the Company or any of its Subsidiaries or for which the Company has or would reasonably be expected to have any direct or indirect liability, including all material pension, retirement, profit sharing, incentive, bonus, deferred compensation, perquisite, medical, hospitalization, insurance, disability, stock purchase, stock option, stock appreciation, phantom stock, restricted stock, restricted stock unit, stock-based compensation, change-in-control, retention or severance plans, policies or programs (each, a “Company Plan”).  For purposes of this Agreement, the term “Foreign Benefit Plans” shall mean those Company Plans maintained, sponsored or contributed to (or required to be contributed to) primarily for the benefit of employees of the Company or any of its Subsidiaries who are or were regularly employed outside the United States (but which shall exclude any such Company Plans to the extent required by applicable foreign Law to be so maintained, sponsored or contributed to).  For purposes of this Section 4.13, “ERISA Affiliate” shall mean any entity (whether or not incorporated) that is required to be treated as a single employer with the Company or any of its Subsidiaries under Sections 414(b) or (c) of the Code.

(b)                                 With respect to each Company Plan that is not a Foreign Benefit Plan, the Company has made available to Parent true, complete and correct copies of the following (as applicable): (i) the written plan document, including any amendment thereto (or, with respect to any unwritten Company Plan, a written description of the material terms thereof); (ii) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any Company Plan for which no summary plan description exists; (iii) the most recent determination, opinion or advisory letter from the Internal Revenue Service (the “IRS”); and (iv) any related trust agreements, insurance Contracts or other funding arrangements.

(c)                                  Except as would not have a Material Adverse Effect, (i) each Company Plan has been administered in accordance with its terms and applicable Law, (ii) the Company has made all timely contribution (or, if not yet due, proper financial reporting) of any amounts required to be made under the terms of any of the Company Plans, and (iii) from January 1, 2015 through the date hereof, none of the Company or any of its Subsidiaries has received notice of and, to the Knowledge of the Company, there are no audits or investigations by any Governmental Entity with respect to, or other actions, claims, suits, or other proceedings against or involving any Company Plan or asserting rights or claims to benefits under any Company Plan (other than routine claims for benefits payable in the normal course).  Each Company Plan that is intended to be “qualified” under Section 401 of the Code has received or is covered by a favorable determination, opinion or advisory letter from the IRS to such effect and, to the Knowledge of the Company, no event has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified of any such Company Plan (or the tax-exempt status of any related trust).  Except as required under Section 601 et seq. of ERISA, no Company Plan provides benefits or coverage in the nature of health or life insurance following retirement or other termination of employment.

(d)                                 Neither the Company nor any ERISA Affiliate maintains or contributes to, or during the six (6)-year period prior to the date hereof has maintained or contributed to, (i) any “employee benefit plan” within the meaning of Section 3(3) of ERISA that is subject to Section 412 of the Code or Title IV of ERISA or (ii) any “multiemployer plan” within the meaning of Section 3(37) of ERISA.  Neither the Company or any of its Subsidiaries maintains or contributes to, or during the three (3)-year period prior to the date hereof has maintained or contributed to a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.

(e)                                  Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (including the Offer and the Merger), whether alone or in conjunction with any other event (including any termination of employment), will, except as otherwise provided by this Agreement, (i) entitle any current or former director, officer, employee or individual service provider of the Company or any of its Subsidiaries to any material compensation or benefit or any material increase in the amount of any compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or benefit or trigger any other obligation under any Company Plan or (iii) result in the payment or provision of any amount (whether in cash or property or the vesting of property) to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries under any Company Plan that would reasonably be expected to result in a “parachute payment” and not deductible by reason of Section 280G of the Code.  Neither the Company nor any of its Subsidiaries has any obligation to gross up, indemnify or otherwise reimburse any individual for any excise taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code.

(f)                                   Each Company Plan intended to be a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been operated and been in material documentary compliance with Section 409A of the Code, the applicable regulations thereunder, and any applicable IRS guidance, in each case, in all material respects.

(g)                                  Except as would not have a Material Adverse Effect, (i) each Foreign Benefit Plan has been established, maintained and administered in compliance with its terms and all applicable Laws; (ii) each Foreign Benefit Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities; and (iii) each Foreign Benefit Plan required to be funded and/or book reserved is funded and/or book reserved, as appropriate, in accordance with applicable Law.

Section 4.14.                          Labor and Employment Matters.

(a)                                 Each of the Company and its Subsidiaries is, and at all times since January 1, 2015, has been in compliance with all applicable Laws respecting employment and employment practices, including the Immigration Reform and Control Act or similar Laws of any jurisdiction, the Worker Adjustment Retraining and Notification Act (“WARN”) or similar Laws of any jurisdiction, any Laws respecting employment discrimination, sexual harassment, disability rights or benefits, equal opportunity, collective dismissals, plant closures, affirmative action, workers’ compensation, severance or other termination-related payments, worker classification, labor relations, wage and hour standards, occupational safety and health requirements or unemployment insurance, except where any such failure to be in compliance has not had and would not have a Material Adverse Effect.  Neither the Company nor any of its Subsidiaries is a party to or bound by any labor or collective bargaining agreement, or any other contract with a trade union, labor union, works council, or other labor organization (other than any industry-wide or statutorily mandated agreement in a non-U.S. jurisdiction).  There is no unfair labor practice charge pending or, to the Knowledge of the Company, overtly threatened which if determined adversely to the Company or its Subsidiaries has resulted in or would have a Material Adverse Effect.  As of the date hereof, (i) to the Knowledge of the Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, works council or labor organization seeking recognition of a collective bargaining unit with respect to any of the employees of the Company or any of its Subsidiaries or compel the Company or any of its Subsidiaries to bargain with any such labor union, works council or labor organization (other than any industry-wide or statutorily mandated agreement in a non-U.S. jurisdiction), (ii) there are no strikes, slowdowns, walkouts or work stoppages pending or, to the Knowledge of the Company, threatened, and (iii) neither the Company nor any of its Subsidiaries has experienced any such strike, slowdown, walkout or work stoppage since January 1, 2015.

(b)                                 Except as would not reasonably be expected to have a Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Laws relating to classification of individuals providing services for the Company or any of its Subsidiaries as an independent contractor, consultant, temporary employee, leased employee, volunteer or any other servant or agent compensated other than through reportable wages as an employee of the Company or a Subsidiary (each a “Contingent Worker”), (ii) no Contingent Worker is improperly excluded from any Company Plan and (iii) neither the Company nor any of its Subsidiaries employs or engages any volunteer workers, unpaid interns or any other unpaid workers.

(c)                                  From January 1, 2015 to the date hereof, to the Knowledge of the Company, no Person has claimed in writing that any employee or individual independent contractor of the Company or any of its Subsidiaries: (i) is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement or any restrictive covenant with such Person; (ii) has disclosed to the Company or any of its Subsidiaries or utilized in connection with providing services to the Company or any of its Subsidiaries any trade secret or proprietary information or documentation of such Person; or (iii) has materially interfered in the employment relationship between such Person and any of its present or former employees, in each case where the consequences constitute a Material Adverse Effect.

(d)                                 From January 1, 2015 through the date hereof, neither the Company nor any of its Subsidiaries has had any plant closings, mass layoffs or other terminations of employees that would reasonably be expected to create any material liabilities for the Company under WARN or similar Laws of any jurisdiction.

(e)                                  From January 1, 2015 through the date hereof, except as would not individually or in the aggregate be expected to have a Material Adverse Effect, (i) no officer of the Company, member of the Company Board, or employee of the Company or any of its Subsidiaries at a level of Vice President or above (each, a “Covered Person”), has been the subject of any sexual harassment or other sexual misconduct allegations during and related to his or her tenure at the Company, and (ii) the Company has not entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any Covered Person.

Section 4.15.         Insurance.  Each insurance policy under which the Company or any of its Subsidiaries is an insured or otherwise the principal beneficiary of coverage (each, an “Insurance Policy”) is in full force and effect, all premiums due thereon have been paid in full, and the Company and its Subsidiaries are in compliance with the terms and conditions of such Insurance Policy, and (a) neither the Company nor any of its Subsidiaries is in breach or default under any Insurance Policy, and (b) no event has occurred which, with notice or lapse of time, would constitute such breach or default, or permit termination, or modification, under any Insurance Policy, in the case as relates to clauses (a) and (b), which breach or default would not have a Material Adverse Effect.

Section 4.16.                          Tax Matters.

(a)                                 (i) The Company and each of its Subsidiaries have timely filed, or have caused to be duly and timely filed (in each case, taking into account extensions validly obtained) all material Tax Returns required to be filed; (ii) all such Tax Returns are true, complete and accurate in all material respects; (iii) all Taxes shown as due and payable by the Company and its Subsidiaries on such Tax Returns, and all other material amounts of Taxes otherwise due and payable by the Company and its Subsidiaries, have been timely paid; (iv) the Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by Law, withheld and paid over to the proper Governmental Entity all material amounts in respect of amounts paid to employees, independent contractors, creditors, stockholders or other third parties required to be so withheld and paid over; (v) the Company and its Subsidiaries have established reserves in accordance with GAAP that are adequate for the payment of all material Taxes not yet due and payable by the Company and its Subsidiaries through the date hereof; and (vi) no Tax authority has asserted, or threatened in writing to assert, a material Tax liability in connection with an audit or other administrative or court proceeding involving Taxes of the Company or any of its Subsidiaries that have not been paid or otherwise settled.  There are no material Liens or other encumbrances for Taxes upon any assets of the Company or any of its Subsidiaries, except for Permitted Liens.

(b)                                 During the two (2)-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.

(c)                                  Neither the Company nor any of its Subsidiaries (i) is, or has been, a party to any Tax Sharing Agreement (other than an agreement exclusively between or among the Company and its Subsidiaries or among the Company’s Subsidiaries) pursuant to which it will have any obligation to make any payments for Taxes after the Effective Time, (ii) has been a member of a group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or any of its Subsidiaries), or (iii) has any liability for the payment of any Tax imposed on any Person (other than the Company or any of its Subsidiaries) pursuant to Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), by reason of having been a member of an affiliated, consolidated, combined, unitary, group relief or similar Tax group, as a transferee or successor or otherwise by operation of applicable Laws.

(d)                                 The Company has not been, and will not be, a United States real property holding company within the meaning of Section 897(c) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(e)                                  Neither the Company nor any of its Subsidiaries will be required to include any material amounts of income in, or exclude any material item of deduction from, taxable income for any period (or portion thereof) ending after the Effective Time as a result of:  (i) a change in method of accounting made prior to the Effective Time; (ii) an installment sale or open transaction disposition entered into at or prior to the Effective Time; (iii) a prepaid amount received prior to the Effective Time; (iv) intercompany transactions occurring before the Effective Time or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any similar provision of state, local or foreign Law) existing on the Effective Time; (v) any gain recognition agreement within the meaning of Section 367 of the Code or (vi) application of Section 965 of the Code (including any election made pursuant to Section 965(h) or (n) of the Code).

(f)                                   Neither the Company nor any of its Subsidiaries participates or has participated in a “listed transaction” or “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

(g)                                  No jurisdiction in which neither the Company nor any of its Subsidiaries files Tax Returns has made a claim in writing within the six (6) years prior to the date hereof which has not been resolved that the Company or any of its Subsidiaries is or may be liable for Tax in that jurisdiction.

(h)                                 Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency, which waiver or extension is currently effective, other than in connection with an extension of time for filing a Tax Return.

(i)                                     Neither the Company nor any of its Subsidiaries has entered into any material “closing agreement” under Section 7121 of the Code, or other material agreement (including any advanced pricing agreement) with a Governmental Entity in respect of Taxes that remains in effect.  No request for a ruling, relief, advice, or any other item that relates to a material amount of Taxes or material Tax returns of the Company or any of its Subsidiaries is currently pending with any Governmental Entity, no such ruling, relief, advice or item has been obtained since December 31, 2012, and no such ruling, relief, advice or item remains in effect.

(j)                                    All material sales and license transactions between or among the Company and any of its Subsidiaries have been conducted on arm’s-length terms and in accordance with Section 482 of the Code and Treasury Regulations thereunder.

(k)                                 For purposes of this Agreement, “Tax” means all taxes, levies, imposts, customs, duties, and other like charges or assessments, in each case, in the nature of a tax, including any income, alternative minimum or add-on tax, estimated, gross income, gross receipts, sales, use, transfer, transactions, intangibles, ad valorem, value-added, franchise, license, capital, paid-up capital, profits, withholding, employee withholding, payroll, worker’s compensation, unemployment insurance, social security, employment, excise, severance, stamp, transfer occupation, premium, recording, real property, personal property, or windfall profit tax, or other tax, together with any interest, penalties, related liabilities, fines or additions to tax that may become payable in respect thereof imposed by any Governmental Entity; “Tax Return” means any report, return, document, declaration or other information or filing required to be filed with or otherwise supplied to any Governmental Entity with respect to Taxes, including information returns, any claim for refund and any amendment thereof and any schedules or attachments thereto; and “Tax Sharing Agreements” means all agreements binding a Party or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit (excluding any indemnification agreement or arrangement pertaining to the sale or lease of assets or subsidiaries and any commercially reasonable indemnity, sharing or similar agreements or arrangements where the inclusion of a Tax indemnification or allocation provision is customary or incidental to an agreement the primary nature of which is not Tax sharing or indemnification).

Section 4.17.                          Environmental Matters.

(a)                                 Except as would not have a Material Adverse Effect, (i) the Company and its Subsidiaries comply, and at all times since January 1, 2015, have complied, with all applicable Environmental Laws, and possess and comply with all applicable Environmental Permits required under such Environmental Laws to operate as they presently operate; (ii) to the Knowledge of the Company, there are no Materials of Environmental Concern at any of the Leased Real Property, under circumstances that are reasonably likely to result in liability of the Company or its Subsidiaries under any applicable Environmental Law; (iii) since January 1, 2015, neither the Company nor its Subsidiaries have received any written notification, order, or other communication alleging that it is liable for, or request for information pursuant to an Environmental Law concerning, any Release or threatened Release of Materials of Environmental Concern at any location except, with respect to any such notification, order, or other communication or request for information concerning any such Release or threatened Release, to the extent such matter has been resolved with the appropriate Governmental Entity; (iv) since January 1, 2015, neither the Company nor its Subsidiaries have received any written claim, notice or complaint, or been subject to any Proceeding, relating to noncompliance with Environmental Laws or any other liabilities or obligations arising from Materials of Environmental Concern or pursuant to Environmental Laws, and to the Knowledge of the Company no such Proceeding has been threatened; (v) there have been no Releases of Materials of Environmental Concern on, at, from or under the Leased Real Property, which Releases violated applicable Environmental Laws and for which Releases the Company or any of its Subsidiaries could have liability under Environmental Laws; (vi) neither the Company nor its Subsidiaries have released, transported or disposed of Materials of Environmental Concern except in compliance with applicable Environmental Laws; (vii) there has been no use, generation or storage of any Material of Environmental Concern, regardless of quantity, at, on, under, or from any of the Leased Real Property by either the Company or its Subsidiaries, except in compliance with applicable Environmental Laws; (viii) neither the Company nor its Subsidiaries have agreed to assume or accept responsibility, by Contract or otherwise, for any liability of any other Person under Environmental Laws; (ix) as of the date hereof, except for matters that have been resolved, neither the Company nor its Subsidiaries have entered into or agreed to any order or decree, or are subject to any Judgment relating to compliance with any Environmental Law or to the investigation, removal, or remediation of Materials of Environmental Concern under any Environmental Law; and (x) no Remedial Action by either the Company or its Subsidiaries is currently required, or, to the Knowledge of the Company, will be required in respect of any Site.

(b)                                 The Company has made available to Purchaser prior to the date hereof true, correct and complete copies of all material reports, studies, analyses, or tests, and any results of monitoring programs, in the possession or control of the Company or any of its Subsidiaries, in each case, dated on or after January 1, 2015, pertaining to: (i) the generation, storage, use, handling, transportation, treatment, emission, spillage, disposal, release, or removal of Materials of Environmental Concern at, in, on, or under any Leased Real Property or (ii) the environmental condition of the Leased Real Property.

(c)                                  For purposes of this Agreement, the following terms have the meanings assigned below:

“Environment” means soil, soil vapor, surface waters, groundwater, land, stream, sediments, surface or subsurface strata, ambient air, outdoor air or indoor air quality.

“Environmental Laws” means all Laws concerning the protection of human health or the Environment, the existence of or the release or emission of Materials of Environmental Concern or that concern the protection of persons, natural resources or the Environment, the management of Materials of Environmental Concern or other activities involving Materials of Environmental Concern including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. § 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Clean Water Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 33 U.S.C. § 2601 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. § 136 et seq., the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq., and the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. (with relation to exposure to Materials of Environmental Concern), as such laws have been amended or supplemented, and/or any other similar federal, state, regional, local, county or foreign Laws.

“Environmental Permits” means all Permits and other authorizations of Governmental Entities required under applicable Environmental Laws.

“Materials of Environmental Concern” means any chemical, metal, substance, waste, material, pollutant, or contaminant, regardless of quantity, the exposure to, presence of, use, storage, disposal, treatment, or transportation of which is regulated under or defined by Law, or which is deemed under or by any Law to be “hazardous,” “toxic,” a “contaminant,” “waste,” a “pollutant,” or words with similar meaning, and includes petroleum and petroleum products, crude oil, or any fraction or by-product thereof, PCBs, polychlorinated biphenyls, asbestos, asbestos-containing products, radon, and radioactive substances.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, or into or out of any property, including movement through air, soil, surface water, groundwater or property.

“Remedial Action” means actions to test, investigate, remove, treat or in any other way address Materials of Environmental Concern, which actions are required by, taken in order to avoid, discharge or mitigate liability or obligations or potential liability or obligations under, or otherwise taken pursuant to any Environmental Laws.

“Site” means (i) any site or facility all or any portion of which is currently or previously has been owned, leased, subleased or otherwise occupied, or operated, by the Company or its Subsidiaries or otherwise used by the Company or its Subsidiaries in the conduct of its business and (ii) any site or facility to which Materials of Environmental Concern generated by the Company or its Subsidiaries have been transported for treatment, storage, recycling, or disposal.

Section 4.18.                          Affiliate Transactions.  No current or former executive officer or director of the Company or its Subsidiaries and no Person owning five percent (5%) or more of the Shares, and no family member of such Person, is a party to any Contract with or binding upon the Company or its Subsidiaries or any of their respective properties or assets or has any interest in any property owned by the Company or has engaged in any transaction with any of the foregoing since January 1, 2015, other than (a) compensation of directors and executive officers of the Company in the ordinary course and (b) equity interests granted to directors and officers of the Company.

Section 4.19.                          Schedule 14D-9; Offer Documents.  None of the information supplied or to be supplied by or on behalf of the Company in writing specifically for inclusion in the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  The Schedule 14D-9 will not, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by or on behalf of Parent, Purchaser, or any Affiliate of Parent or Purchaser in writing specifically for inclusion in the Offer Documents or the Schedule 14D-9.  The Schedule 14D-9 will, at the time it is filed with the SEC, at the time it is mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations of the SEC thereunder.

Section 4.20.                          Opinions of Financial Advisors.  Citigroup Global Markets Inc. and Centerview Partners LLC (collectively, the “Financial Advisors”) have each delivered to the

Company Board an opinion, dated on or about the date hereof, to the effect that, as of such date and based upon and subject to the limitations, qualifications, assumptions and other matters set forth therein, the consideration to be paid pursuant to the Offer and the Merger to holders of the Shares, other than Parent or any Affiliate of Parent, is fair from a financial point of view.

Section 4.21.                          Brokers; Certain Fees.  No broker, finder, or investment banker is entitled to any brokerage, finder, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or its Subsidiaries, other than the Financial Advisors, the fees and expenses of which will be paid by the Company.  On or prior to the date hereof, the Company has made available to Parent an unredacted copy of the engagement letter or other agreement, in each case, as amended or modified, between the Company and each of the Financial Advisors.

Section 4.22.                          Takeover Laws.  The Company is not party to a stockholder rights agreement, “poison pill” or similar anti-takeover agreement or plan.  As of the date hereof and, assuming the accuracy of the representation set forth in Section 5.8, the Company Board has taken all action necessary under the DGCL to ensure that no restrictions contained in any “fair price,” “control share acquisition,” “business combination,” or similar statute (including Section 203 of the DGCL) will apply to the execution, delivery, or performance of this Agreement.

Section 4.23.                          No Vote Required.  Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL and assuming the accuracy of the representations and warranties set forth in Section 5.8, no stockholder votes or consents are needed to authorize this Agreement or for consummation of the transactions contemplated by this Agreement.

Section 4.24.                          CFIUS.  None of the Company or any Subsidiary produces, designs, tests, manufactures, fabricates, or develops critical technology that (a) is utilized in connection with their own activities in a pilot program industry (as contemplated by 31 CFR part 801), as defined by its North American Industrial Classification System (“NAICS”) code number, or (b) is designed by the Company specifically for use in one or more pilot program industries, as defined by its NAICS code number.

ARTICLE V
REPRESENTATIONS AND WARRANTIES
 OF PARENT AND PURCHASER

Parent and Purchaser, jointly and severally, hereby represent and warrant to the Company as follows:

Section 5.1.                                 Organization.  Each of Parent and Purchaser is a corporation validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, with all corporate power and authority necessary to own its properties and conduct its business as currently conducted, except as has not had and would not have, individually or in the aggregate, a Parent Material Adverse Effect.  Parent owns indirectly all of the outstanding capital stock of Purchaser free and clear of all Liens.  “Parent Material Adverse Effect” means any change, event, condition, development, circumstance, state of facts, effect, event or occurrence, or combination of the foregoing, that has, had or would reasonably be expected to have a material adverse effect on, or prevent or materially delay, the ability of Parent or Purchaser to consummate the transactions contemplated hereby.

Section 5.2.                                 Authority.  Each of Parent and Purchaser has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Offer and the Merger.  The execution and delivery of this Agreement and the Tender and Support Agreements by each of Parent and Purchaser and the consummation by each of Parent and Purchaser of the Offer and the Merger have been duly and validly authorized by all necessary corporate action of Parent and Purchaser, and no other corporate or other entity proceedings on the part of Parent or Purchaser are necessary to authorize this Agreement or to consummate the Offer and the Merger (other than the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL).  This Agreement has been duly and validly executed and delivered by Parent and Purchaser and, assuming due authorization, execution, and delivery hereof by the Company, constitutes a legal, valid, and binding obligation of each of Parent and Purchaser, enforceable against each of Parent and Purchaser in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 5.3.                                 No Conflict; Required Filings and Consents.

(a)                                 The execution and delivery of this Agreement and the consummation of the Offer and the Merger by Parent and Purchaser do not and will not (i) conflict with or violate the respective certificates of incorporation or bylaws (or similar governing documents) of Parent or Purchaser; (ii) assuming that all consents, approvals, authorizations, waiting period expirations or terminations, permits, actions, filings, and notifications contemplated by clauses (i) through (iii) of subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent or Purchaser or by which either of them or any of their respective properties are bound; or (iii) (A) result in any breach or violation of, constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give rise to any right of termination, cancellation, amendment, or acceleration under, any Contract to which Parent, Purchaser, or any of their respective Subsidiaries or any of their respective properties are bound, or (B) result in the creation of any Lien on any of the properties or assets of Parent, Purchaser, or any of their respective Subsidiaries, except, in the case of clauses (ii) and (iii), for any such conflict, violation, breach, default, acceleration, loss, right, Lien, or other occurrence that has not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                                 The execution and delivery of this Agreement by each of Parent and Purchaser and the consummation of the Offer and the Merger by each of Parent and Purchaser do not and will not require any consent, approval, authorization, waiting period expiration or termination, or permit of, action by, filing with, or notification to, any Governmental Entity, except for (i) applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and state securities, takeover and “blue sky” laws; (ii) applicable requirements of the HSR Act or the Antitrust Laws of the Federal Republic of Germany and the Republic of Austria; (iii) applicable requirements of the DGCL; (iv) applicable requirements of The New York Stock Exchange and (v) any such consent, approval, authorization, permit, action, filing, or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.4.                                 Absence of Litigation.  As of the date hereof, there are no Proceedings pending or, to the knowledge of Parent, overtly threatened against Parent or any of its Subsidiaries that seeks to enjoin the Offer, the Merger, or the other transactions contemplated by this Agreement, other than any such Proceedings that have not had and would not be reasonably expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.5.                                 Offer Documents; Schedule 14D-9.

(a)                                 None of the Offer Documents will, at the time such documents are filed with the SEC, at the time they are mailed to the holders of Shares, or at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading.  Notwithstanding the foregoing, no representation is made by Parent or Purchaser with respect to information supplied by or on behalf of the Company or any Affiliate of the Company in writing specifically for inclusion in the Offer Documents.  The Offer Documents will, at the time such documents are filed with the SEC, at the time the Offer Documents are mailed to the holders of Shares, and at the time any amendment or supplement thereto is filed with the SEC, comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder.

(b)                                 None of the information supplied by or on behalf of Parent, Purchaser, or any Affiliate of Parent or Purchaser in writing specifically for inclusion in the Schedule 14D-9 will, at the time it is filed with the SEC or, at the time any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 5.6.                                 Brokers.  No broker, finder or investment banker is or will be entitled to any brokerage, finder, or other fee or commission from the Company in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or Purchaser or any of their respective officers, directors, or employees.

Section 5.7.                                 Operations of Purchaser.  Purchaser has been formed solely for the purpose of engaging in the transactions contemplated by this Agreement and has engaged in no business activities and will have incurred no liabilities or obligations except as contemplated by this Agreement or incident to its formation.

Section 5.8.                                 Share Ownership.  Neither Parent nor Purchaser, nor any of their Affiliates, is, nor at any time during the three (3) years prior to the date hereof has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL.  Neither Parent nor any of Parent’s Subsidiaries or other Affiliates directly or indirectly owns, and at no time during the three (3) years prior to the date hereof, has Parent, any of Parent’s Subsidiaries or other Affiliates owned, beneficially or otherwise, any Shares or any securities, contracts or obligations convertible into or exercisable or exchangeable for Shares.

Section 5.9.                                 Vote/Approval Required.  No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve the Offer or the Merger.  The vote or consent of GlaxoSmithKline LLC as the sole stockholder of Purchaser (which will occur promptly following the execution and delivery of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Purchaser necessary to approve this Agreement, the Offer or the Merger.

Section 5.10.                          Funds.  At the Acceptance Time and at the Effective Time, Parent will have, and will cause Purchaser to have, available the cash necessary to consummate the transactions contemplated by this Agreement, including payment in cash of the aggregate Offer Price at the Acceptance Time and the aggregate Merger Consideration at the Effective Time, and to pay all related fees and expenses.  Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 5.11.                          Investigation by Parent and Purchaser.

(a)                                 Each of Parent and Purchaser (i) has conducted its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries, (ii) in determining to proceed with the transactions contemplated by this Agreement has not relied on any statements or other information other than the representations and warranties set forth in this Agreement and (iii) acknowledges that each of Parent and Purchaser has been provided access to such books and records, facilities, equipment, contracts and other assets of the Company and its Subsidiaries that they and their Representatives have requested to review.  Each of Parent and Purchaser acknowledges and agrees that none of the Company or its Subsidiaries nor any other Person (including any officer, director, member or partner of the Company or its Subsidiaries or any of their respective Affiliates) shall have or be subject to any liability to Parent, Purchaser or any other Person, resulting from Parent’s or Purchaser’s use of any information, documents or material made available to Parent, Purchaser or their Representatives in any “data rooms,” management presentations, due diligence or in any other form in expectation of the transactions contemplated hereby.  In entering into this Agreement, each of Parent and Purchaser has relied solely upon its own investigation and analysis, and each of Parent and Purchaser acknowledges that, except for the representations and warranties of the Company expressly set forth in ARTICLE IV, none of the Company, its Subsidiaries or any of their Representatives makes any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Parent or Purchaser or any of their Representatives.  “Representative” means, with respect to any Party, such Party or any of its Subsidiaries’ directors, officers, employees, investment bankers, financing sources, financial advisors, attorneys, accountants, or other advisors, agents, or representatives.

(b)                                 In connection with Parent’s and Purchaser’s investigation of the Company, each of Parent and Purchaser has received from the Company and its Representatives certain projections and other forecasts and certain business plan information of the Company and its

Subsidiaries.  Each of Parent and Purchaser acknowledges that there are uncertainties inherent in attempting to make such projections and other forecasts and plans and accordingly is not relying on them, that each of Parent and Purchaser is familiar with such uncertainties, that each of Parent and Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all projections and other forecasts and plans so furnished to it, and that each of Parent, Purchaser, and their Representatives will have no claim against any Person with respect thereto.  Accordingly, each of Parent and Purchaser acknowledges that, without limiting the generality of this Section 5.11(b), neither the Company nor any Person acting on behalf of the Company has made any representation or warranty with respect to such projections and other forecasts and plans.

Section 5.12.                          Other Agreements.  Parent has disclosed to the Company all contracts, agreements, or understandings (and, with respect to those that are written, Parent has furnished to the Company correct and complete copies thereof) between or among Parent, Purchaser, or any Affiliate of Parent, on the one hand, and any member of the Company Board or officers or employees of the Company or its Subsidiaries, on the other hand.  Parent and Purchaser shall promptly provide to the Company true and correct copies of the Tender and Support Agreements.

ARTICLE VI
COVENANTS

Section 6.1.                                 Conduct of Business of the Company Pending the Merger.  Except as expressly permitted or required by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, or as required by applicable Law, or with the prior written consent of Parent (which consent, in the case of clauses, (g), (k), (n)(i), (o), and (t) (but, in the case of (t), only to the extent such consent related to matters described in (g), (k), (n)(i) or (o)), shall not be unreasonably withheld, delayed or conditioned), during the period from the date hereof to the Effective Time, the Company shall, and shall cause its Subsidiaries to, use commercially reasonably efforts to conduct its business in all material respects in the ordinary course and consistent with past practice and use reasonable commercial efforts, to the extent consistent with the foregoing, to (A) preserve their business organizations substantially intact, (B) maintain their present relationships and goodwill with Governmental Entities, and material customers, suppliers, licensors, licensees, distributors, contractors, partners and others having material business dealings with them and (C) keep available the services of the Company’s present executive officers and their key employees.  Without limiting the generality of the foregoing and except as expressly permitted or required by this Agreement, as set forth in Section 6.1 of the Company Disclosure Letter, or as required by applicable Law, during the period from the date hereof to the Effective Time, without the prior written consent of Parent (which consent, in the case of clauses (g), (k), (n)(i), (o) and (u) (but, in the case of (u), only to the extent such consent related to matters described in (g), (k), (n)(i) or (o)), shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause its Subsidiaries not to:

(a)                                 amend or otherwise change its certificate of incorporation or bylaws or any similar governing or organizational documents;

(b)                                 issue, grant, deliver, sell, authorize, pledge, dispose of, or otherwise encumber any Company Securities, Subsidiary Securities or other rights of any kind to acquire or receive any Company Securities or Subsidiary Securities (except for the issuance of Shares upon the exercise or settlement of (i) Company Equity Awards outstanding as of the date hereof, (ii) options granted in respect of the Current Purchase Period pursuant to the ESPP, and any Shares issued upon the exercise thereof, (iii) Company Equity Awards (including restricted stock units of the Company issued in lieu of other Company Equity Awards) (and their underlying Shares), as expressly provided for in Section 6.1(k) of the Company Disclosure Letter and (iv) the Convertible Notes;

(c)                                  declare, set aside, make, establish a record date in respect of, accrue or pay any dividend or other distribution, payable in cash, stock, property, or otherwise, with respect to any Company Securities or Subsidiary Securities (except for any dividend or distribution by a Subsidiary to the Company or another Subsidiary of the Company);

(d)                                 adjust, recapitalize, reclassify, combine, split, subdivide, redeem, offer to redeem, purchase, repurchase or otherwise acquire, directly or indirectly, any Company Securities or Subsidiary Securities (other than the acquisition of Shares tendered by directors, officers, employees, or former employees (i) in connection with a cashless exercise of vested Company Stock Options or (ii) in order to pay Taxes in connection with the exercise, settlement, or vesting of Company Equity Awards), in each case, in accordance with their terms on the date hereof;

(e)                                  form any joint venture or partnership, or enter into any licensing, sublicensing or other collaboration agreement with any Person (other than any non-exclusive license granted pursuant to any sponsored research agreement, investor sponsored trial agreement, material transfer agreement or clinical trial agreement entered into in the ordinary course of business), or acquire or agree to acquire, directly or indirectly, in a single transaction or a series of related transactions, whether by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any assets outside of the ordinary course of business, any business or any corporation, partnership, limited liability company, joint venture, association or other business organization or division thereof or any other Person (other than the Company or a Subsidiary of the Company), if the aggregate amount of consideration paid or transferred by the Company or a Subsidiary of the Company would exceed $500,000;

(f)                                   sell, lease (as lessor), license (as licensor) or otherwise transfer (including through any “spin-off”), or pledge, encumber or otherwise subject to any Lien (other than a Permitted Lien), any properties or assets except (i) sales or other dispositions of inventory and excess or obsolete properties or assets in the ordinary course of business, (ii) pursuant to Contracts to which the Company or a Subsidiary of the Company is a party made available to Parent and in effect prior to the date hereof or (iii) properties or assets having a fair market value of less than $500,000 in the aggregate;

(g)                                  enter into, amend in any material respect, renew (other than in the ordinary course of business consistent with past practice), terminate, or grant any release or relinquishment of any material rights under, any Material Contract (or any Contract that would be a Material Contract if entered into prior to the date hereof);

(h)                                 authorize or make any capital expenditures above $2,000,000 in the aggregate;

(i)                                     incur or modify in any material respect the terms (including by extending the maturity date thereof) of any indebtedness for borrowed money of the Company or any of its Subsidiaries, or assume, guarantee, or endorse, or otherwise as an accommodation become responsible for, any indebtedness for borrowed money of any other Person, or issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or a Subsidiary of the Company, guarantee any debt securities of another Person, enter into any “keep well” or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, in each case other than short-term borrowings incurred in the ordinary course of business not in excess of $500,000 in aggregate principal amount outstanding at any one time or as set forth in Section 6.1 of the Company Disclosure Letter;

(j)                                    make any loans, advances, or capital contributions to, or investments in, any other Person, other than to or in (A) the Company or a Subsidiary of the Company, (B) any acquisition not in violation of clause (e) above or (C) any Person pursuant to any advancement obligations under the Certificate of Incorporation, Company By-laws or indemnification agreements as in effect on or prior to the date hereof;

(k)                                 except as agreed in Section 3.2 or Section 6.4, or as required pursuant to a Company Plan in effect, or employment agreement or offer letter outstanding, on the date hereof and as set forth in Section 4.13(a) of the Company Disclosure Schedule or by applicable Law (i) establish, amend (other than routine amendments to the Company Plans in the ordinary course of business) or terminate any Company Plan, (ii) grant any increases in the compensation, perquisites, or benefits to employees of the Company or its Subsidiaries, other than increases in the compensation, perquisites, or benefits for employees of the Company or its Subsidiaries in accordance with Section 6.1(k) of the Company Disclosure Letter or providing cash equivalent awards in lieu of Company Equity Awards, as expressly provided for in Section 6.1(k) of the Company Disclosure Letter, (iii) grant or provide any severance or termination pay to officers or employees of the Company or its Subsidiaries (other than severance or termination pay or benefits granted to any employee or individual service provider of the Company whose annual base salary does not exceed $250,000), (iv) modify or amend any equity or equity-based awards that may be settled in Shares or any other securities of the Company or its Subsidiaries (except as expressly provided for in Section 6.1(k) of the Company Disclosure Letter), (v) hire any non-executive employee or officer with an annual base salary in excess of $250,000, (vi) take any action to accelerate any rights or benefits under any Company Plan, or the funding of any payments or benefits under any Company Plan or (vii) terminate the employment or service of any employee or individual service provider of the Company whose annual base compensation exceeds $250,000, other than for cause;

(l)                                     except as required by applicable Law, enter into, adopt, or amend any collective bargaining agreement or other agreement with a labor union, works council, or similar organization;

(m)                             make any change in any accounting methods, principles or practices, except as may be required (i) by GAAP (or any authoritative interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization or (ii) by Law, including Regulation S-X promulgated under the Securities Act, in each case as agreed to by the Company’s independent public accountants;

(n)                                 pay, discharge, compromise, satisfy, settle, or agree to settle (i) any pending or threatened claims, liabilities or obligations relating to a Proceeding (absolute, accrued, asserted or unasserted, contingent or otherwise), other than any such payment, discharge, settlement, compromise or satisfaction of a claim solely for money damages in the ordinary course of business in an amount not to exceed $500,000 per payment, discharge, settlement, compromise or satisfaction or $1,500,000 in the aggregate for all such payments, discharges, settlements, compromises or satisfactions or (ii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated by this Agreement (which shall be governed by Section 6.14);

(o)                                 except as otherwise required by applicable Law, (i) make, change or revoke any material Tax election or adopt or change any material method of Tax accounting or Tax accounting period, (ii) settle or compromise any material Tax liability or settle, compromise or surrender any claim for a material refund of Taxes, (iii) file any material amended Tax Return, (iv) enter into any closing agreement within the meaning of Section 7121 of the Code (or any similar provision of state, local or foreign Law) or request any ruling or determination from a Governmental Entity with respect to Taxes, (v) extend or waive any material statute of limitations with respect to any Taxes of the Company or any of its Subsidiaries, other than in the ordinary course of business, or (vi) take any position on any material Tax Return of the Company or any of its Subsidiaries that is inconsistent with past practice or positions taken in preparing or filing similar Tax Returns in prior periods;

(p)                                 enter into any new material line of business other than the biopharmaceutical business;

(q)                                 adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization (other than the Merger);

(r)                                    amend in any material respect, cancel or terminate any material insurance policy naming the Company or a Subsidiary of the Company as an insured, a beneficiary or a loss payable payee without obtaining comparable substitute insurance coverage;

(s)                                   (i) abandon, cancel, fail to renew, permit to lapse (A) any material Owned Intellectual Property or (B) any material in-licensed Intellectual Property to the extent that the Company or its Subsidiaries have the right to take or cause to be taken such action pursuant to the terms of the applicable Contract under which such Intellectual Property is licensed to the

Company or its Subsidiaries, or (ii) sell, transfer, license or otherwise encumber (other than with a Permitted Lien) any material Owned Intellectual Property; and

(t)                                    agree to take any of the actions described in Section 6.1(a) through (s).

Section 6.2.                                 Access to Information; Confidentiality.

(a)                                 From and after the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, the Company shall, upon reasonable advance notice, use its reasonable best efforts to (i) give Parent and Purchaser and their respective Representatives reasonable access during normal business hours to all employees and facilities and to relevant books, Contracts, and records of the Company and its Subsidiaries, (ii) permit Parent and Purchaser to make such non-invasive inspections as they may reasonably request, and (iii) furnish Parent and Purchaser with such financial and operating data and other information with respect to the business, properties and personnel of the Company as Parent or Purchaser may from time to time reasonably request.

(b)                                 Information obtained by Parent or Purchaser pursuant to Section 6.2(a) will constitute Confidential Information (as defined in the Confidentiality Agreement) and will be subject to the provisions of the Confidentiality Agreement.

(c)                                  Nothing in Section 6.2(a) shall require the Company to permit any inspection, or to disclose any information, that (i) in the reasonable judgment of the Company would violate any of its or its Affiliates’ respective obligations with respect to confidentiality, or (ii) the Company determines in good faith after consulting with counsel that affording such access or furnishing such information would result in a violation of applicable Law or result in loss of legal protection, including the attorney-client privilege and work product doctrine; provided that the Company will use its reasonable best efforts to obtain any required consents for the disclosure of such information and take such other reasonable action (including entering into a joint defense agreement or similar arrangement to avoid loss of attorney-client privilege) with respect to such information as is necessary to permit disclosure to Parent.

Section 6.3.                                 Acquisition Proposals.

(a)                                 The Company shall not, shall cause its Subsidiaries not to, and shall instruct its Representatives not to: (i) directly or indirectly initiate, solicit, or knowingly encourage or knowingly facilitate (including by way of providing non-public information) any inquiries, proposals or offers, or the making of any submission or announcement of any inquiry, proposal or offer that, in each case, constitutes or is intended to lead to an Acquisition Proposal, (ii) directly or indirectly engage in, enter into or participate in any discussions or negotiations with any Person making an Acquisition Proposal, or such Person’s Representatives, with respect to an Acquisition Proposal, or (iii) provide any non-public information or afford access to the properties of the Company or its Subsidiaries, or take any other action to assist or knowingly encourage or knowingly facilitate, any effort by any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) in a manner that is intended to lead to an Acquisition Proposal or in connection with or in response to any inquiry, offer or proposal that constitutes an Acquisition Proposal.  The Company shall, and shall cause its Subsidiaries to, and shall instruct its Representatives to, (x) immediately cease any solicitation, discussions, or negotiations with any Person (other than Parent, Purchaser, or any designees of Parent or Purchaser) with respect to any inquiry, proposal or offer pending on the date hereof that constitutes, or is intended to lead to, an Acquisition Proposal, (y) to the extent the Company has the right to do so, shall request the return or destruction of all confidential information provided by or on behalf of the Company or its Subsidiaries to any such Person within the last eighteen (18) months for the purposes of evaluating a possible Acquisition Proposal and (z) terminate access to any physical or electronic data rooms relating to a possible Acquisition Proposal.  Subject to the other provisions of this Section 6.3, the Company and its Representatives may in any event (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person that did not result from a material breach of this Section 6.3 solely to determine whether such inquiry or proposal constitutes an Acquisition Proposal and (B) inform a Person that has made an Acquisition Proposal of the provisions of this Section 6.3.

(b)                                 Notwithstanding anything to the contrary in Section 6.3(a) or any other provision of this Agreement, if at any time following the date hereof and prior to the Acceptance Time, (i) the Company has received a written Acquisition Proposal that did not result from a material breach of this Section 6.3 and (ii) the Company Board or a committee thereof determines, in good faith, after consultation with outside counsel and a financial advisor, that such Acquisition Proposal constitutes or is intended to lead to or result in a Superior Proposal, then the Company may (A) furnish information with respect to or afford access to the properties of the Company and its Subsidiaries to the Person making such Acquisition Proposal and its Representatives and (B) engage in, enter into or participate in discussions or negotiations with such Person and its Representatives regarding such Acquisition Proposal; provided that (x) the Company shall not, and shall instruct its Representatives not to, disclose any non-public information to such Person unless the Company has, or first enters into, a confidentiality agreement with such Person on terms that, taken as a whole, are no less favorable to the Company than those contained in the Confidentiality Agreement (an “Acceptable Confidentiality Agreement”) and (y) the Company promptly provides or makes available to Parent any non-public information concerning the Company or its Subsidiaries provided or made available to such other Person that was not previously provided or made available to Parent; provided, further, that the Company may only take the actions described in clauses (A) and (B), if the Company Board or a committee thereof determines, in good faith, after consultation with outside counsel, that the failure to take any such action would be inconsistent with its fiduciary duties under applicable Law.  The Company shall not, and shall cause its Representatives not to, release any Person from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any agreement to which the Company is a party; provided that, if the Company Board or a committee thereof determines in good faith, after consultation with its outside counsel that the failure to take such action would be inconsistent with its fiduciary duties under applicable Law, the Company may waive any such standstill provision to the extent necessary to permit the applicable Person (if such Person has not been solicited in material breach of this Section 6.3) to make, on a confidential basis to the Company Board, an Acquisition Proposal, conditioned upon such Person agreeing that the Company shall not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, this Section 6.3.

(c)                                  The Company shall promptly (and in any event within one (1) Business Day after receipt thereof) notify Parent of (i) the receipt by the Company of an Acquisition Proposal and (ii) the material terms and conditions of such Acquisition Proposal (including a copy of such Acquisition Proposal (redacted for any identifying information that the Company is obligated to keep confidential under a confidentiality agreement in effect prior to the date hereof) or, where such Acquisition Proposal is not in writing, a description of the terms thereof).  The Company shall keep Parent reasonably informed, on a prompt basis, as to the status of such Acquisition Proposal, including by promptly (and in no event later than one (1) Business Day after receipt) providing to Parent copies of any correspondence, proposals, indications of interest, and/or draft agreements (including material schedules, exhibits and any other written materials related thereto (including any financing commitments received), which may be redacted to the extent necessary to protect confidential information of the Person making such Acquisition Proposal).  The Company agrees that it and its Affiliates shall not enter into any agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with, or otherwise complying with, this Section 6.3.  The Company shall promptly, and in any event within one (1) Business Day, following a determination by the Company Board that an Acquisition Proposal is a Superior Proposal, notify Parent of such determination.

(d)                                 The Company Board and each committee thereof shall not, subject to the terms and conditions of this Agreement, (i) propose publicly to approve or recommend, or permit the Company to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, option agreement, merger agreement, joint venture agreement, partnership agreement or other agreement relating to or that would reasonably be expected to lead to, an Acquisition Proposal (other than an Acceptable Confidentiality Agreement entered into in accordance with Section 6.3(b)) (an “Alternative Acquisition Agreement”), or publicly propose to take any such action or (ii) (A) publicly withdraw, qualify or modify in a manner adverse to Parent or Purchaser, or propose publicly to withdraw, qualify or modify in a manner adverse to Parent or Purchaser, the Company Board Recommendation, (B) propose publicly to adopt, endorse, approve or recommend, an Acquisition Proposal, (C) publicly make any recommendation in connection with a tender offer or exchange offer (other than the Offer) other than a recommendation against such offer, (D) fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the Company’s stockholders, (E) fail to recommend against an Acquisition Proposal that is a tender or exchange offer subject to Regulation 14D under the Exchange Act in a Solicitation/Recommendation Statement on Schedule 14D-9 within ten (10) Business Days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender or exchange offer or (F) fail to publically reaffirm the Company Board Recommendation within five (5) Business Days of receiving a written request from Parent to provide such public reaffirmation following receipt by the Company of a publicly announced Acquisition Proposal (provided that Parent may deliver only one (1) such request with respect to an Acquisition Proposal) (any action described in this clause (ii) being referred to herein as a “Change of Board Recommendation”).

(e)                                  Notwithstanding Section 6.3(d) or any other provision of this Agreement, prior to the Acceptance Time:

(i)                                                 the Company may terminate this Agreement to enter into an Alternative Acquisition Agreement pursuant to Section 8.3(b) (so long as, prior to, and as a condition to the effectiveness of, such termination, the Company pays to Parent the termination fee payable pursuant to Section 8.5(b)) if (A) the Company receives an Acquisition Proposal that did not result from a material breach of this Section 6.3, and the Company Board or a committee thereof determines in good faith that it constitutes a Superior Proposal; (B) the Company has notified Parent in writing that it intends to terminate this Agreement to enter into an Alternative Acquisition Agreement; (C) the Company shall have negotiated, and shall have instructed its Representatives to negotiate, in good faith, with Parent during the Notice Period, to the extent Parent requests to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would cause such Superior Proposal to no longer constitute a Superior Proposal; and (D) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after taking into consideration the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the Acquisition Proposal that is subject of the Determination Notice continues to constitute a Superior Proposal;

(ii)                                              the Company Board or a committee thereof may make a Change of Board Recommendation if (A) the Company receives an Acquisition Proposal that did not result from a material breach  of this Section 6.3, and the Company Board or a committee thereof determines in good faith constitutes a Superior Proposal; (B) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation; (C) the Company shall have negotiated, and shall have instructed its Representatives to negotiate, in good faith, with Parent during the Notice Period, to the extent Parent requests to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would cause such Superior Proposal to no longer constitute a Superior Proposal; and (D) no earlier than the end of the Notice Period, the Company Board or a committee thereof determines in good faith that the failure to make a Change of Board Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, after taking into consideration any changes to this Agreement that Parent has irrevocably committed to make during the Notice Period; and

(iii)                                           other than in connection with an Acquisition Proposal, the Company Board or a committee thereof may make a Change of Board Recommendation in response to an Intervening Event if (A) the Company has notified Parent in writing that it intends to effect a Change of Board Recommendation; (B) the Company shall have negotiated, and shall have instructed its Representatives to negotiate, in good faith, with Parent during the Notice Period, to the extent Parent requests to negotiate, to enable Parent to revise the terms of this Agreement in such a manner that would eliminate the need for taking such action; and (C) no earlier than the end of the Notice Period, the Company Board or any committee thereof determines in good faith, after considering the terms of any proposed amendment or modification to this Agreement that Parent has irrevocably committed to make during the Notice Period, that the failure to effect a Change of Board Recommendation in response to such Intervening Event would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law.

The provisions of this Section 6.3(e) apply to any change to the financial terms or any other material terms of any applicable Superior Proposal with respect to clause (i) and (ii) and require a revised Determination Notice and a new Notice Period pursuant to clause (i)(D) or (ii)(D), as the case may be.

(f)                                   Nothing contained in this Agreement prohibits the Company Board or a committee thereof from (i) taking and disclosing to the holders of Shares a position contemplated by Rule 14e-2(a) and Rule 14d-9 promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if required under the Exchange Act or if the Company Board or a committee thereof determines, in good faith, after consultation with outside counsel, that the failure to make such statement would be inconsistent with its fiduciary duties under applicable Law; provided that this clause (f) shall not be construed to exclude such communications from the definition of “Change of Board Recommendation.”

(g)                                  For purposes of this Agreement:

(i)                                                 “Acquisition Proposal” means any offer or proposal made or renewed by a Person or group (other than Parent or Purchaser) that is structured to permit such Person or group to acquire beneficial ownership of twenty-five percent (25%) or more of the outstanding Shares or securities of the Company representing more than twenty-five percent (25%) of the voting power of the Company or twenty-five percent (25%) or more of the consolidated total assets of the Company and its Subsidiaries, pursuant to a merger, consolidation, or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer, or similar transaction, including any single or multi-step transaction or series of related transactions, in each case, other than the Offer and the Merger.

(ii)                                              “beneficial owner” with respect to any Shares has the meaning ascribed to such term under Rule 13d-3 under the Exchange Act (and the term “beneficially owned” or “owns beneficially” has a corresponding meaning).

(iii)                                           “Determination Notice” means any notice delivered by the Company to Parent pursuant to Section 6.3(e)(i)(B), Section 6.3(e)(ii)(B) or Section 6.3(e)(iii)(A) and which notice will include a description of the action to be taken.

(iv)                                          “Intervening Event” means an event, change, effect, development, condition or occurrence material to the Company and its Subsidiaries, taken as a whole, that (A) was not known or reasonably foreseeable by the Company Board as of the date hereof, (B) does not relate to the receipt of, or progress towards, approvals that have been applied for prior to the date hereof for any Company Product and (C) does not relate to or constitute an Acquisition Proposal or inquiry related thereto; provided, however, that any change in the price or trading volume of the Shares shall not be taken into account for purposes of determining whether an Intervening Event has occurred (it being understood, however, that any underlying cause thereof may be taken into account for purposes of determining whether an Intervening Event has occurred).

(v)                                             “Notice Period” means the period beginning at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (in the event that such Determination Notice is delivered after 5:00 p.m. Eastern Time, the period shall be deemed to begin at 5:00 p.m. Eastern Time on the next Business Day) and ending on the fourth

(4th) Business Day thereafter at 5:00 p.m. Eastern Time; provided that with respect to any change in the financial terms or any other material terms of an Acquisition Proposal, the Company shall, in each case, deliver to Parent an additional Determination Notice and the Notice Period will begin at 5:00 p.m. Eastern Time on the day of delivery by the Company to Parent of a Determination Notice (in the event that such Determination Notice is delivered after 5:00 p.m. Eastern Time, the period shall be deemed to begin at 5:00 p.m. Eastern Time on the next Business Day) and ending on the second (2nd) Business Day thereafter and the Company shall be required to comply with the requirements of Section 6.3(e) anew with respect to such additional Determination Notice; provided, further, that if fewer than five (5) Business Days remain prior to the scheduled Expiration Date, the Notice Period will be the period beginning upon the delivery by the Company to Parent of the Determination Notice and ending twenty-four (24) hours prior to the Expiration Date.

(vi)                                          “Superior Proposal” means a written Acquisition Proposal that did not result from a material breach of this Section 6.3 (A) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than fifty percent (50%) of the outstanding Company Common Stock or more than fifty percent (50%) of the assets of the Company and its Subsidiaries, taken as a whole, (B) that is not subject to any due diligence investigation, (C) the Company Board determines in good faith is reasonably likely to be consummated on the terms proposed and (D) that the Company Board determines in good faith, after consultation with its independent financial advisor and outside legal counsel, taking into account the timing and likelihood of consummation relative to the transactions contemplated by this Agreement and after giving effect to any changes to this Agreement irrevocably proposed by Parent in response to such Acquisition Proposal and all other financial, legal, regulatory, Tax and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, as the Company Board deems relevant (taking into account any changes to this Agreement irrevocably proposed by Parent in response to such Acquisition Proposal), is more favorable from a financial point of view to the stockholders of the Company than the Offer.

Section 6.4.                                 Employment and Employee Benefits Matters.

(a)                                 Parent shall, and shall cause the Surviving Corporation and each of its other Subsidiaries to, for the period commencing at the Effective Time and ending December 31, 2019, maintain for each individual employed by the Company or any of its Subsidiaries at the Effective Time (each, a “Current Employee”) (i) each of base compensation and a target annual cash incentive compensation opportunity at least as favorable as that provided to the Current Employee as of immediately prior to the Effective Time, (ii) benefits that are at least as favorable as the benefits maintained for and provided to the Current Employee as of immediately prior to the Effective Time and (iii) severance benefits that are at least as favorable as the severance benefits provided by the Company to the Current Employees as of immediately prior to the Effective Time to the extent set forth in Section 4.13(a) of the Company Disclosure Schedule.

(b)                                 Parent shall, and shall cause the Surviving Corporation to, cause service rendered by Current Employees to the Company and its Subsidiaries, prior to the Effective Time to be taken into account for all purposes under employee benefit plans of Parent, the Surviving

Corporation, and its Subsidiaries, to the same extent as such service was taken into account under the corresponding Company Plans immediately prior to the Effective Time for those purposes; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or the funding thereof with respect to the same period of service.  Without limiting the generality of the foregoing, Parent shall not, and shall cause the Surviving Corporation to not, subject Current Employees to any eligibility requirements, waiting periods, actively-at-work requirements or pre-existing condition limitations under any employee benefit plan of Parent, the Surviving Corporation or its Subsidiaries for any condition for which they would have been entitled to coverage under the corresponding Company Plan in which they participated prior to the Effective Time.  Parent shall, and shall cause the Surviving Corporation and its Subsidiaries, to give such Current Employees credit under such employee benefit plans for any eligible expenses incurred by such Current Employees and their covered dependents under a Company Plan during the portion of the year prior to the Effective Time for purposes of satisfying all co-payment, co-insurance, deductibles, maximum out-of-pocket requirements, and other out-of-pocket expenses applicable to such Current Employees and their covered dependents in respect of the plan year in which the Effective Time occurs; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits or the funding thereof with respect to the same period of service.

(c)                                  No provision of this Agreement (i) prohibits Parent or the Surviving Corporation from amending or terminating any individual Company Plan or any other employee benefit plan, (ii) confers upon any director, Current Employee or service provider of the Company or any Subsidiary or Affiliate thereof any right to continue in the employ or service of the Surviving Corporation, Parent or any Subsidiary or any Affiliate thereof for any period of time, or shall interfere with or restrict in any way the rights of the Surviving Corporation, Parent or any Subsidiary or Affiliate thereof to discharge or terminate the services of any director, employee or individual service provider of the Company or any Subsidiary or Affiliate thereof at any time for any reason whatsoever, with or without cause, or (iii) constitutes the establishment or adoption of, or amendment to, any Company Plan or employee benefit plan.  No Current Employee or any other individual employed by, or providing services to, the Company or its Subsidiaries has any third-party beneficiary or other rights with respect to this Agreement.

Section 6.5.                                 Directors’ and Officers’ Indemnification and Insurance.

(a)                                 Parent and Purchaser shall cause the Surviving Corporation’s certificate of incorporation and bylaws to contain provisions no less favorable with respect to indemnification, advancement of expenses, and exculpation from liabilities of present and former directors, officers, and employees of the Company than are currently provided in the Certificate of Incorporation and Bylaws, which provisions may not be amended, repealed, or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the later of (i) the expiration of the statute of limitations applicable to such matters and (ii) six (6) years from the Effective Time, and in the event that any Proceeding is pending or asserted or any claim made during such period, until the disposition of any such Proceeding or claim, unless such amendment, modification, or repeal is required by applicable Law, in which case Parent shall, and shall cause the Surviving Corporation to, make such changes to the certificate of incorporation and the bylaws as to have the least adverse effect on the rights of the individuals referenced in this Section 6.5.

(b)                                 Without limiting any additional rights that any Person may have under any agreement or Company Plan, from and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable Law, indemnify and hold harmless each present (as of the Effective Time) or former director or officer of the Company (each, together with such Person’s heirs, executors, or administrators, an “Indemnified Party”), against all obligations to pay a judgment, settlement, or penalty, and reasonable fees and expenses incurred in connection with any Proceeding, whether civil, criminal, administrative, arbitrative, or investigative, and whether formal or informal, arising out of or pertaining to any action or omission, including any action or omission in connection with the fact that the Indemnified Party is or was an officer, director, employee, fiduciary, or agent of the Company or its Subsidiaries, or of another entity if such service was at the request of the Company, whether asserted or claimed prior to, at, or after the Effective Time.  In the event of any such Proceeding, Parent and the Surviving Corporation shall, to the fullest extent permitted under applicable Law, advance to each Indemnified Party reasonable expenses incurred in the defense of the Proceeding (provided that any Person to whom expenses are advanced shall have provided, to the extent required by the DGCL, an undertaking to repay such advances if it is finally determined that such Person is not entitled to indemnification).

(c)                                  Notwithstanding anything to the contrary in this Agreement, the Company may purchase prior to the Effective Time, and if the Company does not purchase prior to the Effective Time, the Surviving Corporation shall purchase at or after the Effective Time, a “tail” policy under the current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated by this Agreement), which tail policy (i) will be effective for a period from the Effective Time through and including the date six (6) years after the Effective Time with respect to claims arising from facts or events that existed or occurred prior to or at the Effective Time and (ii) will contain coverage that is at least as protective to such directors and officers as the coverage provided by such existing policies; provided that the premium for such tail policy may not be in excess of three hundred percent (300%) of the last annual premium paid prior to the Effective Time.  Parent shall cause such policy to be maintained in full force and effect for their full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d)                                 Without limiting any of the rights or obligations under this Section 6.5, from and after the Effective Time, the Surviving Corporation shall maintain in full force and effect for a period of six (6) years following the date hereof, and shall comply with the terms and conditions of, any agreement in effect as of the date hereof between or among the Company or any of its Subsidiaries and any Indemnified Party providing for the indemnification of such Indemnified Party and that has been made available to Parent or filed with the SEC.

(e)                                  This Section 6.5 shall survive the consummation of the Merger and is intended to benefit, and is enforceable by, any Person or entity referred to in this Section 6.5.  The indemnification and advancement provided for in this Section 6.5 is not exclusive of any other rights to which the Indemnified Party is entitled whether pursuant to Law, Contract, or otherwise.  If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity resulting from such consolidation or merger or (ii) transfers all or a majority of its properties and assets to any Person, then, and in each such case, Parent shall make proper provisions such that the successors and assigns of the Surviving Corporation assume the applicable obligations set forth in this Section 6.5.

Section 6.6.                                 Further Action; Efforts.

(a)                                 Subject to the terms and conditions of this Agreement, prior to the Effective Time, each Party shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper, or advisable under applicable Laws to consummate the Offer, the Merger and the other transactions contemplated by this Agreement by or before the Outside Date.  Notwithstanding anything in this Agreement to the contrary, the Parties agree to, or to cause their ultimate parent entity (as such term is defined in the HSR Act) to, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and all other filings required pursuant to applicable foreign Antitrust Laws with respect to the Merger as promptly as reasonably practicable and in any event prior to the expiration of any applicable legal deadline (provided that the filing of a Notification and Report Form pursuant to the HSR Act must be made within ten (10) Business Days after the date of this Agreement), and (ii) to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act or any other applicable Antitrust Law.  Parent shall, with the prompt reasonable cooperation of the Company, be responsible for making any filing or notification required or advisable under the German and Austrian Antitrust Laws within fifteen (15) Business Days after the date hereof, unless otherwise agreed to by the Company and Parent in writing.  The Parties shall also consult and cooperate with one another, and consider in good faith the views of one another, in connection with, and provide to the other Parties in advance, any analyses, appearances, presentations, memoranda, briefs, arguments, opinions, and proposals made or submitted by or on behalf of such Party in connection with proceedings under or relating to any Antitrust Laws.  Without limiting the foregoing, the Parties agree (A) to give each other reasonable advance notice of all substantive meetings with any Governmental Entity relating to any Antitrust Laws applicable to the Offer and the Merger, (B) unless prohibited by applicable Law or by a Governmental Entity, to give each other an opportunity to participate in each of such meetings or calls, (C) to the extent practicable, to give each other reasonable advance notice of all substantive oral communications with any Governmental Entity relating to any Antitrust Laws applicable to the Offer and the Merger, (D) if any Governmental Entity initiates a substantive oral communication regarding any Antitrust Laws applicable to the Offer and the Merger, to promptly notify the other Party of the substance of such communication, (E) to provide each other with a reasonable advance opportunity to review and comment upon all written communications (including any analyses, presentations, memoranda, briefs, arguments, opinions, and proposals) with a Governmental Entity regarding any Antitrust Laws applicable to the Offer and the Merger, and (F) to provide each other with copies of all written communications to or from any Governmental Entity relating to any Antitrust Laws applicable to the Offer and the Merger; provided, however, that the Parties shall be permitted to redact any materials (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements or applicable Law, and (z) as necessary to address reasonable attorney-client privilege concerns; provided, further, that any such disclosures or provision of copies by one Party to the other may be made on an outside counsel only basis, if appropriate.  Parent, after prior consultation with the Company, shall have the principal responsibility for devising and implementing the strategy for obtaining any necessary clearances under the Antitrust Laws and shall take the lead in all meetings and communications with any Governmental Entity in connection therewith.

(b)                                 Parent shall use reasonable best efforts to, and shall cause each of its Subsidiaries and Affiliates to use their reasonable best efforts to, take any and all actions necessary to obtain any consents, clearances, or approvals required under or in connection with the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other federal, state or foreign law, regulation, or decree designed to prohibit, restrict, or regulate actions for the purpose or effect of monopolization or restraint of trade or significant impediment of effective competition (collectively “Antitrust Laws”) to enable all waiting periods under applicable Antitrust Laws to expire, and to avoid or eliminate impediments under applicable Antitrust Laws asserted by any Governmental Entity, in each case, to cause the Merger to occur prior to the Outside Date; provided, however, that, notwithstanding this Section 6.6(b) or anything to the contrary in this Agreement, Parent shall not have any obligation to (or to cause any of its Subsidiaries or Affiliates or the Company to) offer, negotiate, commit to or effect, by consent decree, hold separate order or otherwise, (1) the sale, divestiture, license, or other disposition of any and all of the capital stock, assets, equity holdings, rights, products, or businesses of the Parent and its Subsidiaries (including the Company, Surviving Corporation and their respective Subsidiaries), or (2) any other restrictions on the activities of Parent and its Subsidiaries (including the Company, Surviving Corporation and their respective Subsidiaries), other than, in each case, to the extent necessary to obtain the required approvals or clearances under the applicable Antitrust Laws required to consummate the Merger, such actions that would not, and would not reasonably be expected to, individually or in the aggregate, materially and adversely affect the business of the Company, Surviving Corporation and their respective Subsidiaries.  Nothing in this Agreement shall require any party to take or agree to take any action with respect to its business or operations in connection with obtaining required approval or clearance under any applicable Antitrust Laws unless the effectiveness of such agreement or action is conditioned upon the Closing.

(c)                                  Without limiting the obligations in clauses (a) and (b) of this Section 6.6, in the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity challenging the Offer or the Merger, each of Parent, Purchaser and the Company shall cooperate in all respects with each other and shall use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction, decision, or other order, whether temporary, preliminary, or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the Offer or the Merger.

(d)                                 Prior to the Acceptance Time, the Company shall use its reasonable best efforts to obtain any consents, approvals, or waivers of third parties with respect to any Contracts to which it or a Subsidiary of the Company is a party as may be necessary for the consummation of the transactions contemplated by this Agreement or required by the terms of any Contract as a result of the execution, performance, or consummation of the transactions contemplated by this Agreement; provided that in no event will the Company or its Subsidiaries be required to pay, prior to the Effective Time, any fee, penalty, or other consideration or make any other accommodation to any third party to obtain any consent, approval, or waiver required with respect to any such Contract.

Section 6.7.                                 Public Announcements.  The Company shall not, and shall cause its Subsidiaries to not, and Parent shall not, and shall cause each of its Subsidiaries to not, issue any press release, announcement or other public statement concerning the transactions contemplated by this Agreement without the prior consent of the other (which consent may not be unreasonably withheld, conditioned, or delayed), except (a) any release or announcement required by applicable Law or any rule or regulation of Nasdaq or any other stock exchange to which the relevant Party is subject, in which case the Party required to make the release or announcement shall use commercially reasonable efforts to allow each other Party reasonable time to comment on such release or announcement in advance of such issuance; it being understood that the final form and content of any such release or announcement, to the extent so required, shall be at the final discretion of the disclosing Party and (b) as expressly permitted or required pursuant to Section 6.3.  The Parties agree that the initial press releases to be issued with respect to the transactions contemplated by this Agreement shall be in the form heretofore agreed to by the Parties.

Section 6.8.                                 Approval of Compensation Actions.  Prior to the Acceptance Time, the Compensation Committee of the Company Board shall take all such actions as may be required to approve, as an employment compensation, severance, or other employee benefit arrangement in accordance with Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, any and all Compensation Actions taken after January 1 of the current fiscal year and prior to the Acceptance Time that have not already been so approved.  For the purposes of this Agreement, “Compensation Action” means any (a) granting by the Company or its Subsidiaries to any present or former director or officer of any increase in compensation or benefits or of the right to receive any severance or termination compensation or benefit; (b) entry by the Company or its Subsidiaries into any employment, consulting, indemnification, termination, change of control, non-competition, or severance agreement with any present or former director or officer, or any approval, amendment, or modification of any such agreement; or (c) approval of, amendment to, or adoption of any Company Plan.

Section 6.9.                                 Treatment of Certain Indebtedness.

(a)                                 The Company shall provide written notice of the anticipated effective date of the Merger to holders of the Convertible Notes, the Trustee, and the paying agent and conversion agent identified in the Indenture within two (2) Business Days after the date hereof in accordance with Sections 4.01(b)(iv) and 4.06(e) of the Indenture.  Prior to the Effective Time, the Company shall not make any change to the terms of the Indenture relating to the Convertible Notes without the prior written consent of Parent.  In addition, the Company and the Surviving Corporation shall take all such other actions as may be reasonably required in accordance with, and subject to, the terms of the Indenture including delivery of any supplemental indentures, legal opinions, officers’ certificates, press releases or other documents or instruments required to comply with the Indenture or applicable Law.

(b)                                 At the Effective Time, the Surviving Corporation and Parent shall take all necessary action to perform and comply with all obligations of the Company pursuant to the Indenture within the time periods required by the terms of the Indenture, including (i) executing and delivering a supplemental indenture to the Indenture to provide, among other things, that at and after the Effective Time, the right to convert the Convertible Notes shall be changed into a right to convert each $1,000 principal amount of Convertible Notes into cash in an amount equal to (x) the Conversion Rate in effect on the Conversion Date (as defined in the Indenture and as increased, if at all, pursuant to Section 4.06 of the Indenture), multiplied by (y) the Merger Consideration in accordance with Section 4.07 of the Indenture, together with all related documents and deliverables, (ii) providing written notice of the execution of such supplemental indenture to each holder of Convertible Notes within twenty (20) calendar days after execution thereof in accordance with Section 4.07(b) of the Indenture, and (iii) providing the Fundamental Change Company Notice (as defined in the Indenture) to each holder of Convertible Notes, the trustee and the paying agent on or before the tenth (10th) business day after the occurrence of the Acceptance Time in accordance with Section 3.02 of the Indenture.  Promptly following the Effective Time, the Surviving Corporation shall issue one or more press releases (and make such press releases available on the Surviving Corporation’s website), stating that the adjustment described in Section 6.9(b)(i) above has become effective and providing notice of the occurrence of a Fundamental Change (as defined in the Indenture).

(c)                                  The Company shall cooperate with Parent at Parent’s reasonable request in connection with any discussions, negotiations or agreements with Citibank, N.A., Deutsche Bank AG, London Branch and Deutsche Bank Securities Inc., any of their respective Affiliates or any other Person with respect to any determination, adjustment, cancellation, termination, exercise, settlement or computation in connection with the Capped Call Transactions, including with respect to any cash amounts or shares of Company Common Stock that may be receivable by the Company pursuant to the Capped Call Transactions; provided that in no event will this Section 6.9(c) require the Company to effect any such determination, adjustment, cancellation, termination, exercise, settlement or computation in connection therewith prior to the Acceptance Time.  The Company (i) shall not, without Parent’s prior written consent, (A) make any amendments, modifications or other changes to the terms of, or agree or consent to any adjustment under or amounts due upon termination, cancellation or settlement of, the Capped Call Transactions, (B) exercise any right it may have to terminate, or cause the early settlement, exercise or cancellation of, any of the Capped Call Transactions or (C) except as contemplated herein or has occurred prior to the date hereof, enter into any discussions, negotiations or agreements with respect to any of the foregoing in this Section 6.9(c), and (ii) shall keep Parent fully informed of all such discussions and negotiations.  The Company shall take all such other actions as may be reasonably required in accordance with, and subject to, the terms of the Capped Call Transactions, including delivery of any notices or other documents or instruments required to give effect to the foregoing or in connection with the Offer or the consummation of the Merger, each of which shall be so delivered substantially in a form previously provided to Parent for Parent’s review.

(d)                                 At the Effective Time, the Surviving Corporation and Parent shall take all necessary action to perform and comply with all obligations of the Company and its Subsidiaries pursuant to that certain Loan Agreement, dated as of November 21, 2017, by and among the Company, as borrower, TESARO Securities Corporation, Biopharma Credit PLC, as collateral agent, and Biopharma Credit Investments IV Sub LP., as lender, as amended by that certain First Amendment, dated as of February 7, 2018 (as amended, the “Loan Agreement”), within the time periods required by the terms of the Loan Agreement, including (i) delivering notice of a change of control to the collateral agent pursuant to Section 2.2(c)(ii) of the Loan Agreement and (ii) prepaying the term loans made pursuant thereto.

Section 6.10.                          Conduct of Parent and Purchaser.

(a)                                 Parent shall cause Purchaser and the Surviving Corporation to each comply with all of its obligations under this Agreement.

(b)                                 Parent, immediately following execution of this Agreement, shall cause this Agreement to be adopted by the sole stockholder of Purchaser (in its capacity as sole stockholder of Purchaser) in accordance with applicable Law and the certificate of incorporation and bylaws of Purchaser.

(c)                                  Parent and Purchaser shall, promptly following their execution and delivery, provide to the Company true and correct copies of the Tender and Support Agreements.  Parent and Purchaser shall not amend, supplement or otherwise modify the Tender and Support Agreements without the prior written consent of the Company.

Section 6.11.                          No Control of the Company’s Business.  Nothing contained in this Agreement gives Parent or Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time.  Prior to the Effective Time, the Company will exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations, subject to the provisions of Section 6.1.

Section 6.12.                          Operations of the Purchaser.  Prior to the Effective Time, Purchaser shall not engage in any other business activities and shall not incur any liabilities or obligations other than as contemplated herein.

Section 6.13.                          Ownership of Company Securities.  Prior to the Acceptance Time, Parent shall not, and shall cause each of its Subsidiaries to not, own (directly or indirectly, beneficially or of record) any Company Securities, and none of Parent, Purchaser or their respective Affiliates shall hold any rights to acquire any Company Securities except pursuant to this Agreement or the Tender and Support Agreements.  Notwithstanding anything to the contrary contained herein, the prohibitions set forth in this Section 6.13 shall not apply to any investment in any securities of the Company by or on behalf of any pension or employee benefit plan or trust, including (a) any direct or indirect interests in portfolio securities held by an investment company registered under the Investment Company Act of 1940, as amended, or (b) interests in securities comprising part of a mutual fund or broad based, publicly traded market basket, or index of stocks approved for such a plan or trust in which such plan or trust invests and, in all cases, over which Parent, Purchaser or their respective Subsidiaries exercise no investment discretion and provided such beneficial ownership does not result in an obligation by Parent, Purchaser or their respective Subsidiaries to file a Schedule 13D pursuant to the Exchange Act.

Section 6.14.                          Stockholder Litigation.  The Company shall promptly notify the Parent of actions, suits, or claims instituted by any stockholders of the Company against the Company or any of its directors or officers relating to this Agreement or the transactions contemplated hereby (“Stockholder Litigation”) and shall keep Parent promptly and reasonably informed regarding any such Stockholder Litigation.  Parent shall have the right to participate in the defense of any such Stockholder Litigation, and the Company shall consult with Parent regarding the defense of any such Stockholder Litigation.  The Company shall provide Parent an opportunity to review and to propose comments to all filings or responses to be made by the Company in connection with any Stockholder Litigation commenced, or to the Knowledge of the Company, threatened in writing, and the Company shall give reasonable and good faith consideration to any comments proposed by Parent.  The Company shall not settle or compromise any Stockholder Litigation without the prior written consent of Parent (not to be unreasonably withheld, delayed or conditioned), except (i) to the extent such settlement is fully covered by the Company’s insurance policies (other than any applicable deductible) or (ii) such settlement relates solely to the provision of additional disclosure, but in the case of (i) only if such settlement would not result in the imposition of any restriction on the business or operations of the Company or any of its Affiliates.

Section 6.15.                          Regulatory Matters. From and after the date hereof, the Company shall promptly (and in any event within five (5) Business Days) notify Parent in writing of (a) any material FDA Form 483, Warning Letter, untitled letter, or other similar correspondence or notice from the FDA or any other applicable Company Regulatory Agency alleging or asserting material noncompliance with any applicable Health Laws or Permits, (b) any written notices, correspondence, or other communication from any institutional review board, the FDA, or any applicable Company Regulatory Agency, recommending or requiring the termination, suspension, or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or its Subsidiaries, (c) any Proceedings (whether complete or pending) seeking the recall, withdrawal, suspension or seizure of any such Company Product or (d) any written notice or other communication from any applicable Company Regulatory Agency (i) withdrawing or placing any of the Company Products on “clinical hold” or requiring the termination or suspension or investigation of any pre-clinical studies or clinical trials of the Company Products or (ii) alleging any material violation of any Health Law.  Prior to responding to any of the foregoing, the Company shall, and shall, as necessary, cause its Representatives to, consult with Parent and consider in good faith the views of Parent in connection with the matters in the foregoing sentence prior to responding thereto; provided, however, the Parent shall provide such views in a timely fashion consistent with the Company’s need to respond in connection with the matters in the foregoing sentence.

Section 6.16.                          Notification of Certain Matters.  At any time after the date hereof, each of Parent and the Company shall give prompt notice to the other (and will subsequently keep the other informed on a reasonably current basis of any material developments related to such notice) (a) if: (i) with respect to the Company, any fact, event or circumstance occurs or exists that has had or would reasonably be expected to result in a Material Adverse Effect, (ii) with respect to Parent or Purchaser, any fact, event or circumstance occurs or exists that has had or would reasonably be expected to result in a Parent Material Adverse Effect or (iii) any fact, event or circumstance occurs or exists that is reasonably likely to result in any of the conditions set forth in ARTICLE VII or Annex I not being able to be satisfied prior to the Outside Date or is reasonably likely to prevent or materially delay the consummation of the transactions contemplated by this Agreement; (b) upon receipt of any written notice to the receiving Party from any third party alleging that the consent or approval of such third party is or may be required in connection with the transactions contemplated by this Agreement and the pursuit of such consent could (in the good faith determination of such Party) reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this

Agreement and (c) upon receipt of any material notice or other material communication from any Governmental Entity, Nasdaq or The New York Stock Exchange (or any other securities market) in connection with the transactions contemplated by this Agreement.  No notice given by any Party pursuant to this Section 6.16 shall (x) limit or otherwise affect any of the representations, warranties, covenants, obligations or conditions contained in this Agreement or (y) be deemed to amend or supplement the Company Disclosure Letter or constitute an exception to any representation or warranty.  The failure to comply with this Section 6.16 will not constitute the failure of any condition set forth in ARTICLE VII or Annex I to be satisfied unless the underlying event would independently result in the failure of such a condition to be so satisfied.

Section 6.17.                          Further Assurances.  In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement in accordance with its terms or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the Parties to the Merger, the officers of the Surviving Corporation shall be authorized to, in the name and on behalf of the Company, execute and deliver such deeds, bills of sale, assignment or assurances and take all such other action as may be necessary in connection therewith.

Section 6.18.                          Stock Exchange De-Listing and Deregistration.  The Company shall cooperate with any reasonable requests of Parent and in response thereto, use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the de-listing by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 6.19.                          Takeover Laws.  If any Takeover Law becomes applicable to the Offer, the Merger or any of the other transactions contemplated by this Agreement, the Company and the Company Board shall use reasonable best efforts to grant such approvals and take such actions as are necessary, at the request of Parent, so that the Offer and the Merger may be consummated on the terms contemplated by this Agreement.

ARTICLE VII
CONDITIONS OF MERGER

Section 7.1.                                 Conditions to Obligation of Each Party to Effect the Merger.  The respective obligations of each Party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions:

(a)                                 No order, injunction, or decree issued by any Governmental Entity of competent jurisdiction preventing or prohibiting the consummation of the Merger shall be in effect.  No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced (and still be in effect) by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.

(b)                                 Purchaser has irrevocably accepted for purchase the Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

ARTICLE VIII
TERMINATION, AMENDMENT AND WAIVER

Section 8.1.                                 Termination by Mutual Agreement.  This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by mutual written consent of Parent, Purchaser and the Company.

Section 8.2.                                 Termination by Either Parent or the Company.  This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent or the Company if:

(a)                                 any Governmental Entity of competent jurisdiction has issued a final Judgment, or taken any other final action permanently restraining, enjoining, or otherwise prohibiting the Offer or the Merger, and such order, decree, ruling, or other action has become final and non-appealable; provided, however, that the terms of this Section 8.2(a) are not available to any Party (i) unless such Party has complied in all material respects with its obligations under Section 6.6 in respect of such Judgment and (ii) such final and non-appealable Judgment was not due to a material breach of such Party’s covenants or other obligations under this Agreement;

(b)                                 the Acceptance Time has not occurred on or prior to the date that is one hundred twenty (120) days after the date hereof (the “Outside Date”); provided, however, that if as of such date, the Offer Condition set forth in Paragraph 1(b) of Annex I to this Agreement (Regulatory) is not satisfied but all of the other Offer Conditions shall have been satisfied or waived (other than the delivery of the certificate referenced in Paragraph 2(c) of Annex I to this Agreement, which certificate only need to be capable of being delivered) and the Offer Condition set forth in Paragraph 1(b) of Annex I to this Agreement remains capable of being satisfied or waived, then the Outside Date may be extended by Parent or the Company until the date that is sixty days (60) days after the initial Outside Date (and such date will then be the Outside Date); provided, however, that this termination right is not available to any Party if the failure to satisfy the condition set forth in Paragraph 1(b) of Annex I to this Agreement on or before the Outside Date was due to a material breach of such Party’s covenants or other obligations under this Agreement; or

(c)                                  if the Offer (as it may have been extended and re-extended in accordance with Section 1.1(a)(ii)) expires as a result of the non-satisfaction of any Offer Condition or is terminated or withdrawn pursuant to its terms and this Agreement without Purchaser having accepted for purchase any Shares validly tendered (and not withdrawn) pursuant to the Offer; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to any Party whose breach of this Agreement has been the primary cause or primarily resulted in the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer pursuant to its terms without Purchaser having accepted for purchase any Shares validly tendered (and not withdrawn) pursuant to the Offer.

Section 8.3.                                 Termination by the Company.  This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by the Company if:

(a)                                 (i) Purchaser fails to timely commence the Offer in violation of Section 1.1, (ii) Purchaser, in violation of the terms of this Agreement, fails to accept for purchase Shares validly tendered (and not withdrawn) pursuant to the Offer, or (iii) there has been a breach of any covenant or agreement made by Parent or Purchaser in this Agreement, or any representation or warranty of Parent or Purchaser is inaccurate or becomes inaccurate after the date hereof, and such breach or inaccuracy gives rise to a Parent Material Adverse Effect, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by Parent or Purchaser of written notice from the Company of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period (provided that the Company may not terminate this Agreement pursuant to this Section 8.3(a)(iii) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder); or

(b)                                 the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal in accordance with Section 6.3(e); provided that (i) such Superior Proposal did not result from a material breach of Section 6.3 and (ii) prior to or concurrently, and as a condition to the effectiveness of such termination, the Company has paid to Parent the termination fee due pursuant to Section 8.5(b).

Section 8.4.                                 Termination by Parent.  This Agreement may be terminated, and the Offer and the Merger may be abandoned, at any time prior to the Acceptance Time, by Parent if:

(a)                                 there has been a breach of any covenant or agreement made by the Company in this Agreement, or any representation or warranty of the Company is inaccurate or becomes inaccurate after the date hereof and such breach or inaccuracy gives rise to a failure of the condition set forth in Paragraph 2(b) of Annex I to this Agreement, and such breach or inaccuracy is not capable of being cured within thirty (30) days following receipt by the Company of written notice of such breach or inaccuracy or, if such breach or inaccuracy is capable of being cured within such period, it has not been cured within such period (provided that Parent may not terminate this Agreement pursuant to this Section 8.4(a) if Parent or Purchaser is then in material breach of any of its representations, warranties, covenants or agreements hereunder);

(b)                                 the Company Board or any committee thereof effects a Change of Board Recommendation;

(c)                                  the Company or any Subsidiary of the Company enters into an Alternative Acquisition Agreement; or

(d)                                 the Company commits a Willful Breach of the first sentence of Section 6.3(a).

Section 8.5.                                 Effect of Termination.

(a)                                 In the event of termination of this Agreement pursuant to this ARTICLE VIII, this Agreement (other than the last sentence of Section 1.3, Section 6.2(b), ARTICLE VIII and ARTICLE IX, each of which will survive any termination hereof) will become void and of no effect with no liability on the part of any Party (or of any of its Representatives); provided, however, that no such termination will relieve any Person of any liability for damages resulting from an intentional action or omission intentionally taken or omitted to be taken that the breaching Party took (or failed to take) with knowledge that such intentional act or omission would result or reasonably be expected to result in a material breach of this Agreement (a “Willful Breach”).  Parent shall cause the Offer to be terminated immediately after any termination of this Agreement.

(b)                                 In the event that:

(i)                                                 this Agreement is terminated by the Company pursuant to Section 8.3(b);

(ii)                                              this Agreement is terminated by Parent pursuant to Section 8.4(b) or Section 8.4(c); or

(iii)                                           (A) Parent or the Company terminates the Agreement pursuant to Section 8.2(b) or Section 8.2(c) or (B) Parent terminates the Agreement pursuant to Section 8.4(a) (arising solely from a breach of any covenant or agreement of the Company) or Section 8.4(d), then, in case of either clause (A) or (B), if (1) at or prior to the date this Agreement is terminated pursuant thereto, an Acquisition Proposal shall have been publicly announced, disclosed or otherwise made public and not thereafter publicly withdrawn prior to the date on which this Agreement is terminated, and (2) within twelve (12) months after the Agreement is terminated, the Company or any Subsidiary of the Company enters into a definitive agreement with respect to an Acquisition Proposal or consummates an Acquisition Proposal (in each case, whether or not such Acquisition Proposal is the same Acquisition Proposal described in clause (1) above) (provided that, for purposes of this Section 8.5(b), the term “Acquisition Proposal” shall have the meaning set forth in the definition of Acquisition Proposal contained in Section 6.3(g)(i) except that all references to twenty-five percent (25%) shall be deemed references to fifty percent (50%));

then, in any such case, the Company shall pay Parent a termination fee of $162,500,000, by wire transfer of immediately available funds to the account or accounts designated by Parent.  Any payment required to be made (1) pursuant to clause (i) of this Section 8.5(b) will be paid concurrently with such termination, (2) pursuant to clause (ii) of this Section 8.5(b) will be paid no later than two (2) Business Days after such termination and (3) pursuant to clause (iii) of this Section 8.5(b) will be payable to Parent upon consummation of the transaction referenced therein.  The Company will not be required to pay the termination fee pursuant to this Section 8.5(b) more than once.

(a)                                 Except in the case of Fraud or a Willful Breach of this Agreement, in the event the termination fee payable pursuant to Section 8.5(b) is paid to Parent in accordance with Section 8.5(b), Parent’s right to receive a termination fee is the sole and exclusive remedy of Parent and Purchaser in respect of any breach of, or inaccuracy contained in, the Company’s covenants, agreements, representations, or warranties in this Agreement.  For purposes of this Agreement, “Fraud” means an intentional misrepresentation of a material fact with knowledge of its falsity and upon which the other Party reasonably relied.

(b)                                 The Company acknowledges that the agreements contained in Section 8.5(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent and Purchaser would not have entered into this Agreement.  Accordingly, if the Company fails to promptly pay the amount due pursuant to Section 8.5(b) and, in order to obtain such payment, Parent or Purchaser commences a suit that results in a judgment against the Company for the amount set forth in Section 8.5(b), the Company shall pay to Parent or Purchaser interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

Section 8.6.                                 Expenses.  Except as otherwise specifically provided herein, each Party will bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

Section 8.7.                                 Amendment and Waiver.  This Agreement may not be amended except by an instrument in writing signed by the Parties prior to the Acceptance Time.  At any time prior to the Acceptance Time, the Company, on the one hand, and Parent and Purchaser, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and (c) subject to the requirements of applicable Law, waive compliance by the other with any of the agreements or conditions contained herein, except that the Minimum Tender Condition may only be waived by Parent or Purchaser with the prior written consent of the Company.  Any such extension or waiver will be valid only if set forth in an instrument in writing signed by the Party or Parties to be bound thereby.  The failure of any Party to assert any rights or remedies will not constitute a waiver of such rights or remedies.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1.                                 Non-Survival of Representations, Warranties, Covenants and Agreements.  None of the representations, warranties, covenants, and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time and (b) this ARTICLE IX.

Section 9.2.                                 Notices.  All notices, requests, claims, demands, and other communications hereunder must be in writing and must be given and will be deemed to have been duly given: (i) when delivered personally by hand, if delivered in Person; (ii) at the time sent (if sent during normal business hours of the recipient and on the next Business Day if sent after normal business hours of the recipient), if sent by email of a PDF Document; provided that the timing of notices delivered pursuant to Section 6.3 by email shall be governed by Section 6.3 rather than the parenthetical set forth in this clause (ii); (iii) three (3) Business Days after sending, if sent by registered or certified mail (postage prepaid, return receipt requested); and (iv) one (1) Business Day after sending, if sent by overnight internationally recognized courier

(with written confirmation of receipt), in each case, to the respective Parties at the following addresses (or at such other address for a Party as have been specified by like notice):

(a)                                 if to Parent or Purchaser:

GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex, United Kingdom
TW8 9GS, 020 8047 5000
Attention: Senior Vice President and Chief Financial Officer
Facsimile: +44 0208 047 6904
Email:            simon.dingemans@gsk.com

with an additional copy (which shall not constitute notice) to:

GlaxoSmithKline plc
980 Great West Road
Brentford, Middlesex, United Kingdom
TW8 9GS, 020 8047 5000
Attention:                                         Senior Vice President & General Counsel

Senior Vice President & Company Secretary

Facsimile:                                         +44 0208 047 6904
Email:                                                            james.r.ford@gsk.com
Email:                                                            victoria.a.whyte@gsk.com

and

Shearman & Sterling LLP

599 Lexington Avenue

New York, New York 10022-6069
Attention:                                         George A. Casey, Esq.

George Karafotias, Esq.

Derrick Lott, Esq.

Facsimile:                                         (212) 848-7179

Email:                                                            George.Casey@Shearman.com

Email:                                                            GKarafotias@Shearman.com

Email:                                                            Derrick.Lott@Shearman.com

(b)                                 if to the Company:

TESARO, Inc.
1000 Winter Street
Waltham, Massachusetts 02451
Attention:                                         General Counsel
Email:                                                            jfarmer@tesarobio.com

with an additional copy (which shall not constitute notice) to:

Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199
Attention:                                         Christopher D. Comeau

Paul M. Kinsella
Facsimile:                                         (617) 951-7050
Telephone:                                   (617) 951-7000
Email:                                                            christopher.comeau@ropesgray.com
Email:                                                            paul.kinsella@ropesgray.com

and

Hogan Lovells US LLP

100 International Drive, Suite 2000

Baltimore, MD 21202
Attention:                                         Asher Rubin
Facsimile:                                         (410) 659-2701
Telephone:                                   (410) 659-2700
Email:                                                            asher.rubin@hoganlovells.com

Section 9.3.                                 Severability.  If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner so that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

Section 9.4.                                 Assignment.  This Agreement may not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties; provided that Parent may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly-owned Subsidiary of Parent, but no such assignment shall relieve Parent of any of its obligations under this Agreement.

Section 9.5.                                 Entire Agreement; Third-Party Beneficiaries.  This Agreement (including the Company Disclosure Letter and the exhibits, annexes, schedules and instruments referred to herein), the Confidentiality Agreement and the Tender and Support Agreements constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties and their Affiliates, or any of them, with respect to the subject matter hereof or thereof; provided, however, that the Confidentiality Agreement (a) will survive the execution or termination of this Agreement and remains in full force and effect and (b) will terminate as of the Effective Time. Except as provided in Section 6.5 (which is intended for the benefit of the Company’s former and current officers and directors, all of whom will be third-party beneficiaries of these provisions), this Agreement is not intended to confer upon any Person other than the Parties any rights or remedies.  Notwithstanding the immediately preceding sentence, following the Effective Time the provisions of ARTICLE II shall be enforceable by holders of Certificates and holders of Book-Entry Shares solely to the extent necessary to receive the Merger Consideration to which such holders are entitled to thereunder.

Section 9.6.                                 Governing Law.  This Agreement will be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 9.7.                                 Headings.  The descriptive headings contained in this Agreement and in the table of contents to this Agreement are included for convenience of reference only and will not affect in any way the meaning or interpretation of this Agreement.

Section 9.8.                                 Counterparts.  This Agreement may be executed and delivered (including by facsimile or email transmission) in one (1) or more counterparts, and by the different Parties in separate counterparts, each of which when executed will become effective and be deemed to be an original but all of which taken together will constitute one and the same agreement.

Section 9.9.                                 Jurisdiction; Waiver of Jury Trial.

(a)                                 Each of the Parties hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware, in the event any dispute arises out of this Agreement, the Offer, the Merger or the actions of Parent, Purchaser or the Company in the negotiation, administration, performance and enforcement in connection with this Agreement, (ii) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it shall not bring any action relating to this Agreement, the Offer, or the Merger in any court other than the Court of Chancery of the State of Delaware or if such Court of Chancery lacks subject matter jurisdiction, the United States District Court for the District of Delaware; provided that each of the Parties has the right to bring any action or proceeding for enforcement of a judgment entered by such court in any other court or jurisdiction.  The Parties agree that a final trial court judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdiction by suit on the judgment or in any manner provided by Law; provided that nothing in the foregoing shall restrict any Party’s right to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b)                                 EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY

HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.10.                          Service of Process.  Each Party irrevocably consents to the service of process relating to this Agreement, the Offer, the Merger or any of the transactions contemplated by this Agreement, on behalf of itself or its property, outside the territorial jurisdiction of the courts referred to in Section 9.9(a) in any such action or proceeding by mailing copies thereof by registered United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2.  However, the foregoing will not limit the right of a Party to effect service of process on the other Party by any other legally available method.

Section 9.11.                          Specific Performance.

(a)                                 The Parties acknowledge and agree that, in the event of any breach of this Agreement, irreparable harm would occur and that monetary damages, even if available, would not be an adequate remedy therefor.  It is accordingly agreed that (i) each Party shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to an injunction or any other appropriate form of equitable relief, to compel specific performance and to prevent or restrain breaches or threatened breaches of this Agreement in any action without the posting of a bond or undertaking in connection with such remedy, and (ii) the Parties shall, and hereby do, waive, in any action for specific performance, the defense of adequacy of a remedy at law and any other objections to specific performance of this Agreement.

(b)                                 Notwithstanding the Parties’ rights to specific performance pursuant to Section 9.11(a), each Party may pursue any other remedy available to it at law or in equity, including monetary damages; provided that it is understood and agreed that claims for monetary damages following termination of this Agreement shall be (i) limited to those arising from or relating to Fraud or any Willful Breach of this Agreement prior to such termination and (ii) subject to Section 8.5(a).  Notwithstanding anything in this Agreement to the contrary, prior to the termination of this Agreement in accordance with its terms, no Party is permitted to make any claim or commence any Proceeding seeking monetary damages against any other Party in connection with or arising out of this Agreement, the Offer, or the Merger; provided that the foregoing is without prejudice to the right of any Party to seek such monetary damages following such termination in accordance with, and subject to the limitations set forth in, this Agreement.

Section 9.12.                          Interpretation.  When reference is made in this Agreement to a Section, such reference will be to a Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes,” or “including” are used in this Agreement, they will be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein,” “hereby,” “hereto,” and “hereunder” and words of similar import when used in this Agreement will refer to this Agreement as a whole and not to any particular provision of this Agreement.  The word “or” will not be exclusive.  The phrases “date hereof” and “date of this Agreement” shall be deemed to refer to December 3, 2018.  Whenever used in this Agreement, any noun or pronoun will be deemed to include the plural as well as the singular and to cover all genders.  All Exhibits annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  The word “will” shall be construed to have the same meaning as the word “shall.”  Any terms used in the Company Disclosure Letter, any Exhibit or any certificate or other document made or delivered pursuant hereto but not otherwise defined therein shall have the meaning as defined in this Agreement.  The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.”  All references to “dollars” or “$” shall refer to the lawful currency of the United States.  Unless the context requires otherwise (i) any definition of or reference to any Contract, instrument or other document or any Law herein shall be construed as referring to such Contract, instrument or other document or Law as from time to time amended, supplemented or otherwise modified, (ii) any reference herein to any Person shall be construed to include such Person’s successors and assigns, and (iii) all references herein to Articles, Sections and Exhibits shall be construed to refer to Articles and Sections of, and Exhibits to, this Agreement.  Except with respect to Section 6.3, the words “made available to Parent” and words of similar import refer to information posted to the electronic data room for Project Topaz hosted by Merrill Corporation at least two (2) calendar days prior to the date hereof (other than in response to requests of Parent, Purchaser or its Representatives), with the exception of the engagement letters referenced in Section 4.21, which will be deemed made available if delivered one calendar day prior to the date hereof, and maintained by the Company for purposes of the transactions contemplated by this Agreement or otherwise delivered to Parent or a Representative of Parent (including by email or by specific identification of filing or exhibit to a filing available on the SEC’s Electronic Data-Gathering, Analysis and Retrieval system) at least two (2) calendar days prior to the date hereof (other than in response to requests of Parent, Purchaser or its Representatives).  The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

GLAXOSMITHKLINE PLC

By:	/s/ Kevin Sin
Name:	Kevin Sin
Title:	Authorized Representative

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

ADRIATIC ACQUISITION CORPORATION

By:	/s/ William J. Mosher
Name:	William J. Mosher
Title:	Vice President and Secretary

Signature Page to Agreement and Plan of Merger

IN WITNESS WHEREOF, each of Parent, Purchaser and the Company has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

TESARO, INC.

By:	/s/ Leon O. Moulder, Jr.
Name:	Leon O. Moulder, Jr.
Title:	Chief Executive Officer

By:	/s/ Mary Lynne Hedley, Ph.D.
Name:	Mary Lynne Hedley, Ph.D.
Title:	President and Chief Operating Officer

Signature Page to Agreement and Plan of Merger

Annex I

CONDITIONS TO THE OFFER

Capitalized terms used in this Annex I and not otherwise defined herein have the meanings assigned to them in the Agreement.

1.                                      Notwithstanding any other term of the Offer or this Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly withdrawn in connection with the Offer, unless, immediately prior to the then applicable Expiration Date:

(a)                                 there have been validly tendered in the Offer and “received” by the “depositary” (as such terms are defined in Section 251(h)(6) of the DGCL), and not validly withdrawn prior to the Expiration Date that number of Shares that, together with the number of Shares, if any, then owned beneficially by Parent and Purchaser (together with their wholly-owned Subsidiaries), represents at least one share more than fifty percent (50%) of all Shares outstanding as of the consummation of the Offer (such condition in this Paragraph 1(a) being, the “Minimum Tender Condition”) (it being understood that, for purposes of calculating whether the Minimum Tender Condition has been satisfied, the aggregate number of Shares outstanding shall (i) include, without duplication, to the extent “received” by the “depositary” (as such terms are defined in Section 251(h)(6) of the DGCL) Shares issuable in respect of (A) Company Stock Options for which the holders thereof have satisfied all of the requirements for exercise thereof prior to the expiration of the Offer, even if delivery of Shares resulting from such exercises to the respective option holders has not occurred prior to the expiration of the Offer and (B) outstanding restricted or unrestricted stock units of the Company for which the holders thereof have satisfied all of the requirements for vesting thereof prior to the expiration of the Offer, even if delivery of the Shares resulting from such vesting to the respective holders thereof has not occurred prior to the expiration of the Offer, and (ii) not include Shares held in treasury by the Company as of the expiration of the Offer or any other Shares acquired by the Company prior to the expiration of the Offer (including any such Shares acquired in connection with tax withholding for the vesting of outstanding restricted or unrestricted stock units of the Company or in connection with tax withholding or payment of the exercise price for the exercise of Company Stock Options), even if delivery to the Company of Shares so acquired has not occurred prior to the expiration of the Offer); and

(b)                                 any applicable (i) waiting period under the HSR Act has expired or been terminated and (ii) approval or deemed approval under the Antitrust Laws of the Federal Republic of Germany and the Republic of Austria in respect of the transactions contemplated by this Agreement has been obtained.

2.                                      Additionally, Purchaser is not required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), to pay for any Shares validly tendered and not validly

Appendix I - 1

withdrawn in connection with the Offer if, immediately prior to the then applicable Expiration Date, any of the following conditions exist:

(a)                                 there has been any Law or Judgment promulgated, enacted, entered, enforced, issued or amended by any Governmental Entity that is then in effect and that restrains, enjoins, or otherwise prohibits the making or consummation of the Offer or the Merger;

(b)                                 (i) the Company has breached or failed to comply in any material respect with any of its agreements or covenants to be performed or complied with by it under the Agreement on or before the Acceptance Time and has not thereafter cured such breach or failure to comply, and such breach of failure to comply has not been waived in writing by Parent or Purchaser; (ii) the representations and warranties of the Company contained in the Agreement (other than the representations and warranties set forth in the first sentence of Section 4.1, Section 4.3(a), Section 4.3(b), Section 4.3(d), Section 4.4(a), Section 4.11(b) and Section 4.20) that (x) are not made as of a specific date are not true and correct as of the Expiration Date, as though made on and as of the Expiration Date, and (y) are made as of a specific date are not true as of such date, in each case, except, in the case of (x) or (y), where the failure of such representations and warranties to be true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect”) has not had, individually or in the aggregate, a Material Adverse Effect; (iii) the representations and warranties set forth in the first sentence of Section 4.1, Section 4.4(a) and Section 4.20 are not true and correct (without giving effect to any qualification as to “materiality” or “Material Adverse Effect”) in all material respects as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct in all material respects as of such earlier date); (iv) the representations and warranties set forth in Section 4.3(a), Section 4.3(b) and Section 4.3(d) are not true and correct in all respects, other than in de minimis respects, as of the Expiration Date as though made on and as of such date and time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty is not true and correct, other than in de minimis respects, as of such earlier date) or (v) the representation and warranty set forth in Section 4.11(b) shall not be true and correct in all respects at such time;

(c)                                  the Company has not delivered to Parent a certificate dated as of the Expiration Date signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in Paragraphs 2(b) and 2(d) have been satisfied as of the Expiration Date;

(d)                                 since the date of this Agreement, there has occurred a Material Adverse Effect; or

(e)                                  the Agreement has been terminated pursuant to its terms.

Appendix I - 2

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the terms and conditions of this Agreement.

The foregoing conditions are for the benefit of Parent and Purchaser and, except for the Minimum Tender Condition and the conditions set forth in clauses 2(a) and 2(e), may be waived (where permitted by applicable Law) by Parent or Purchaser in whole or in part at any time or from time to time prior to the Expiration Date, in each case, subject to the terms and conditions of the Agreement and the applicable rules and regulations of the SEC.

Appendix I - 3